Annual Report 2009

Year ended March 31, 2009



SUMITOMO METALS

Make steel

For more than
Sumitomo Metals has
with its skilled hands-on
and will continue to do

1901



1901: Sumitomo started production of cast steel at Sumitomo Steel Foundry.

Make our future

one hundred years,
served the society
manufacturing activities,
so into the future.

2009



2009: New No.1 Blast Furnace started operation at Wakayama Steel Works.

Foundation of Sumitomo Metals : Sumitomo's Business Spirit

Sumitomo's Business Spirit of Over 400 Years

"You should exercise prudence in business and in all aspects of your life." This was a message written by Masatomo Sumitomo (1585-1652,) the founder of the House of Sumitomo. The message, incorporated into the Rules Governing the House of Sumitomo, has been long respected as the business principle of the House, and is even today the very basis of the activities of Sumitomo Metals.

Sumitomo shall place prime importance on integrity and sound management in the conduct of its business.

Sumitomo's business interest must always be in harmony with public interest, and shall adapt to good times and bad times.

Under no circumstances, however, shall it pursue immoral business.

Business Priciples from the Rules Governing the House of Sumitomo, 1891

A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it.

Personal motto of Teigo Iba, appointed Second Director-General of Sumitomo in 1900.



営業の要旨

第一条　我住友の営業は信用を重んじ確実を旨とし以て其の鞏固隆盛を期すべし

第二条　我住友の営業は時勢の変遷、理財の得失を計り弛張興廃することあるべしと雖、苟も浮利に趨り軽進すべからず

"Business Principles" forming the Rules Governing the House of Sumitomo (version formulated in 1928)

Sumitomo's Business Spirit, which we trace back 400 years to Masatomo Sumitomo, the founder, remains an integral part of Sumitomo Metals' management policy today. It forms the basis for the company's policy for sustained growth strategy, risk management, and compliance.

Note: Forward-looking Statements
The business forecasts and forward-looking statements in this annual report are based on information available at the time of publication, and contain potential risks and uncertainties. Consequently, actual results may differ from forecasts stated in the report due to a range of factors.

Sumitomo Metals is not merely pursuing growth in scale.

We are aiming at sustained growth that balances quality and scale.

Targeted Direction of Growth


Quality improvement
What
is Aiming For
•Balance Between
Quality and Scale
Accelerating
What
Sumitomo Metals
is Not Aiming For
Scale expansion

Moving Forward to Sustained Growth that Balances Quality and Scale

Sumitomo Metals has overcome diverse economic environments and improved profitability during its history of over 100 years. We will overcome the current severe economic environment as well by combining Sumitomo's business spirit that is underpinned by 400 years of tradition, outstanding technologies, relationships of trust with our customers, and the dedication and pride of our employees in relation to their work, that we have accumulated through our business activities of many decades.

Economic Environment	Business Policies and Measures
〈End of World War II to 1980s〉	
•Rapid economic growth •Swing in ordinary income margin within a range of 1-6%	•Promote growth in scale •Promote diversification after oil shocks of 1970s
〈1990s〉	
•"The lost decade" after the bubble burst •Stagnant profit	•Continual investments that are needed for sustained growth •Return to core business through the strategy of "focusing resources to core competencies"
〈From 2002〉	
•Worldwide demand growth •Ordinary income margin rises to 10% level	•Reinforcement of earnings structure through asset reduction and other structural reform measures •Balanced growth in quality and scale based on strategy of "accelerating distinctiveness"

Ordinary Income (1966 – 2008)



(¥ billion)
(%)
300
200
100
0
-50
18
12
6
0
-3
Ordinary income (Annual average per period) (Left Scale)
Ordinary Income Margin (Right Scale)
6.2%
3.9%
5.2%
1.1%
5.7%
3.8%
1.4%
5.2%
2.7%
-0.7%
0.4%
-0.9%
11.0%
16.4%
17.2
17.2
39.1
11.0
70.2
50.8
15.9
70.3
47.4
-9.7
5.3
-13.1
141.0
283.8
66~68 69~71 72~74 75~77 78~80 81~83 84~86 87~89 90~92 93~95 96~98 99~01 02~05 06~08
(FY)

1966-1977 Non-consolidated basis; 1978-2008 Consolidated basis

Note: Ordinary income is an important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating income items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expenses and foreign exchange gain or losses.

Financial Indicators

Net Sales; Operating Income Margin



(¥ billion)
2,000
1,500
1,000
500
0
20%
15%
10%
5%
0%
98 99 00 01 02 03 04 05 06 07 08 (FY)
Sales (Left Scale)
Operating Income Margin (Right Scale)

Total Assets; Return on Assets (ROA)



(¥ billion)
3,000
2,500
2,000
1,500
1,000
500
0
16%
13%
10%
7%
4%
1%
-2%
98 99 00 01 02 03 04 05 06 07 08 (FY)
Total Assets (Left Scale)
ROA (Right Scale)

Return on Equity (ROE)



50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
98 99 00 01 02 03 04 05 06 07 08
(FY)

Debt-to-Equity Ratio; Equity Ratio



(Times)
7
6
5
4
3
2
1
0
42%
36%
30%
24%
18%
12%
6%
0%
98 99 00 01 02 03 04 05 06 07 08 (FY)
Debt-to-Equity Ratio (Left Scale)
Equity Ratio (Right Scale)

Earnings per Share (EPS)



(¥)
50
40
30
20
10
0
-10
-20
-30
-40
-50
98 99 00 01 02 03 04 05 06 07 08
(FY)

Dividend per Share



(¥)
12
11
10
9
8
7
6
5
4
3
2
1
0
98 99 00 01 02 03 04 05 06 07 08
(FY)

1998-2001: No dividend

Non-Financial Indicators (Intangible Assets)

Sumitomo Metals' management focuses not only on tangible assets (financial and physical assets) that appear on financial statements, but also on intangible assets that do not appear on the balance sheet, which include customers, human, technology, and organizational assets. Below are some representative data that we monitor on a regular basis.

Core Earnings Ratio



85%
80%
75%
70%
65%
60%
05 06 07 08 (FY)

Core earnings: Profit generated by business that supply distinctive products resilient to downturns in demand thanks to competitive technology or unique business model (company calculation.)
Core earnings ratio: Ratio of core earnings to consolidated operating income.

Steel Sheet Business: Customer Penetration Ratio



90%
85%
80%
75%
70%
75%
60%
02 03 04 05 06 07 08
(FY)

Customer penetration ratio: The percentage of sales tonnage of products where we are the number one or number two supplier to customers.

Number of Employees and Sales per Employee (Consolidated base)



(Employees)
(¥ million / employee)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
80
70
60
50
40
30
20
10
0
99 00 01 02 03 04 05 06 07 08 (FY)
Number of Employees (Left Scale)
Sales per Employee (Right Scale)

11-Year Financial Performance

	FY1998 March 31, 1999	FY1999 March 31, 2000	FY2000 March 31, 2001	FY2001 March 31, 2002
	Unit: Millions of yen			
Operating Results:				
Net sales	1,347,004	1,424,104	1,497,641	1,349,528
Operating income	12,426	9,300	90,598	40,096
Ordinary income*1	– 64,950	– 63,791	23,626	748
Income before income taxes and minority interests	– 86,520	– 212,990	20,777	– 105,167
Net income	– 69,469	– 145,124	5,836	– 104,720
Capital expenditures on property, plant and equipment (Construction base)*2	137,300	106,600	77,000	74,600
Depreciation of property, plant and equipment*2	119,700	146,800	132,200	121,100
Research and development expenses*3	22,500	23,989	20,980	18,646
Financial Position:				
Total assets	2,720,513	2,774,496	2,733,114	2,433,431
Shareholders' equity	502,249	341,598	368,116	274,432
Total equity	530,197	389,659	415,620	325,917
Debt*4	1,673,336	1,882,335	1,780,694	1,648,779
Cash Flows*5				
Operating cash flow	—	46,711	158,721	18,478
Investing cash flow	—	– 80,516	9,982	39,633
Financing cash flow	—	– 101,028	– 142,602	– 89,466
Free cash flow	—	– 33,804	168,704	58,111
Cash and cash equivalent at end of year	—	79,274	101,092	70,390
Amounts per Share of Common Stock	Unit: Yen			
Net income	– 20.59	– 39.95	1.61	– 28.83
Dividend (yen / year)	0	0	0	0
Financial Indicators	Unit: %			
Operating income margin (ROS)	0.9	0.7	6.0	3.0
Return on assets (ROA) Ordinary income before interest payment / Total assets (yearly average)	– 1.1	– 0.9	2.2	1.1
Return on equity (ROE) Net income / Shareholders' equity (yearly average)	– 13.4	– 34.4	1.6	– 32.6
Equity ratio Shareholders' equity / Total assets	18.5	12.3	13.5	11.3
	Unit: Times			
Debt-to-equity ratio Debt / Shareholders' equity	3.33	5.51	4.84	6.01
Price earnings ratio (PER) Share price / Net income per share	—	—	44.1	—
	Unit: Billions of yen			
Market capitalization at end of year	519.4	290.5	257.8	174.3
	Unit: Millions of shares			
Number of shares issued at year end (including treasury shares)	3,632.2	3,632.2	3,632.2	3,632.2
	Unit: Yen			
Share price at end of year	143	80	71	48

*1 Ordinary income is an important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating income items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expenses and foreign exchange gain or losses.
*2 Capital expenditure and depreciation amounts for FY1998 through FY2001 are calculated based on unit of 100 million yen.

FY2002 March 31, 2003	FY2003 March 31, 2004	FY2004 March 31, 2005	FY2005 March 31, 2006	FY2006 March 31, 2007	FY2007 March 31, 2008	FY2008 March 31, 2009
			Unit: Millions of yen			
1,224,633	1,120,855	1,236,920	1,552,765	1,602,720	1,744,573	1,844,422
69,828	93,041	182,878	305,804	303,774	274,397	226,052
41,309	68,715	173,245	280,733	327,676	298,218	225,736
33,278	39,901	169,577	306,183	341,725	281,299	194,460
17,076	30,792	110,864	221,252	226,725	180,548	97,328
50,906	67,190	60,374	82,679	135,868	178,887	158,697
91,762	78,371	79,238	75,255	72,291	102,565	109,854
13,555	13,590	14,732	16,427	18,769	20,103	22,121
2,122,370	2,001,727	1,923,142	2,113,391	2,301,556	2,418,310	2,452,535
328,754	376,036	483,237	720,866	880,807	901,946	857,697
347,632	399,428	517,311	762,172	924,798	949,303	904,371
1,415,303	1,171,216	885,918	679,778	717,984	883,889	990,010
161,127	220,820	277,389	311,943	171,833	230,043	190,583
58,329	– 27,418	– 12,013	– 63,892	– 108,934	– 274,316	– 214,977
– 164,935	– 240,841	– 297,336	– 258,367	– 83,456	48,752	52,624
219,457	193,402	265,376	248,050	62,899	– 44,273	– 24,394
121,712	74,025	42,416	32,596	13,020	16,670	42,980
			Unit: Yen			
4.36	6.42	23.05	46.03	47.89	39.43	20.98
1.5	1.5	5.0	7.0	8.0	10.0	10.0
			Unit: %			
5.7	8.3	14.8	19.7	19.0	15.7	12.3
2.9	4.4	9.7	14.5	15.4	13.2	9.9
5.7	8.7	25.8	36.7	28.3	20.3	11.1
15.5	18.8	25.1	34.1	38.3	37.3	35.0
			Unit: Times			
4.31	3.11	1.83	0.94	0.82	0.98	1.15
12.4	21.6	8.4	11.0	12.7	9.7	9.4
			Unit: Billions of yen			
258.1	667.7	927.0	2,425.2	2,826.2	1,753.5	913.7
			Unit: Millions of shares			
4,782.2	4,806.0	4,806.0	4,806.0	4,806.0	4,806.0	4,806.0
			Unit: Yen			
54	139	193	505	609	378	197

*3 Research and development expenses amounts for FY1998 are calculated based on unit of 100 million yen.
*4 Debt=(Short-term borrowings) + (Long-term debt) – (Obligation to return collateral under security loan agreement) – (Lease obligation)
*5 Cash flows figures for FY1998 are not available.

Message from the President



To All Our Stakeholders

Sumitomo Metals:

Will strive to reduce expenditure
in response to the challenging economic environment;

Will not deviate from its long-term strategy;

And will work to maximize corporate value
through sustained growth that balances quality and scale.

To that end

We will work to improve cost structure and curb expenditure;

Implement measures that are possible
only at the time of operating below capacity;

And continue to invest in
people, technology, production lines, and the environment.

Message from the President

We will not deviate from our medium- to long-term targets and strategy.

The economic environment deteriorated sharply from mid fiscal 2008. Accordingly, Sumitomo Metals' earnings are likely to decline substantially in fiscal 2009; and we may have to record a loss in ordinary income. Nevertheless, we will continue our preparations aimed at the long-term future while confronting this challenging current situation.

(1) We are projecting an improvement from the first half to the second half of fiscal 2009, and excluding such temporary factors as raw material carry-over* and inventory valuation losses, we expect to maintain profitability in fiscal 2009 as well.

(2) Sumitomo Metals is in an entirely different position from ten years ago.
- We are concentrating on our core businesses.
- Our financial stability, including our debt-to-equity ratio, has greatly improved.
- In the energy industry market, which is one of our key markets, restructuring is progressing, including a reduction in the number of major competitors.

We believe that crude oil prices will also remain stable over the medium- to long-term.

(3) We believe that worldwide steel demand will grow in volume and advance in quality mainly in emerging economies such as China, India, and Brazil over the medium- to long-term.

As we prepare for the next economic recovery, we will hold fast to the strategies that were launched when I became President in 2005: "accelerating distinctiveness" and "adding strength to strength." I do not think we will return to the earnings fluctuation pattern in fiscal 2002 and before.

* Raw material carry-over: Not using up high-priced iron ore and coal as raw materials procured under the current fiscal year contracts, thus using the remainder in the following fiscal year. (Please see page 55 for details.)

Trend in Ordinary Income: Aim for a sustained growth by "accelerating distinctiveness"



Targeting income range
Past income range
Restructuring
Accelerating distinctiveness
89
92
95
98
02
05
06
08
09
(FY)

We are focusing on improving our cost structure and controlling expenditure, so that we can keep investing in key areas with a medium- to long-term perspective.

Cost structure improvement is a perpetual issue in the manufacturing industry, but now is especially a time when we are putting greater priority on efforts to reduce costs. In fiscal 2009, we are targeting to achieve cost reduction in all areas, with an exception of research and educational expenses, earlier than scheduled in the initial cost reduction plan.

In regard to curbing investment expenditure, we will endeavor to reduce purchasing costs of some capital goods and postpone some of the investment projects. However, as we will not be flustered by the deteriorating environment, we will not freeze all investment or halt development operations. Accordingly, we intend to continue detailed planning for capital investment and maintain technology development in preparation for a subsequent pickup in demand. Within the company, our watchword will be "Even if we halt expenditure, we mustn't stop thinking."

Now that our production lines are no longer operating at full capacity, this is a good opportunity to skill-up our employees, carry out large-scale maintenance work, and conduct on-site manufacturing trials utilizing idle equipment. We will therefore take actions that can be implemented only when we are not operating at full capacity.

Capital Expenditures: Continue investments for sustained growth while controlling expenses


(¥ billion)
180
160
140
120
100
80
60
40
20
0
98
99
00
01
02
03
04
05
06
07
08
09(Plan)
(FY)

Research and Development Expenses: Continue to inject resources for technology development


(¥ billion)
25
20
15
10
5
0
98
99
00
01
02
03
04
05
06
07
08
09(Plan)
(FY)

Educational Expenses: Continue to raise employee skill-up educational expenses through fiscal 2009


(¥ billion)
2.0
1.8
1.6
1.4
1.2
1.0
※
06
07
08
09(Plan)
(FY)

※ Data for 2005 and before are not available.

Message from the President

We emphasize quality.

The long-term growth that Sumitomo Metals is aiming for is growth in quality. Becoming larger is a necessary means, but it is not our goal. We value productivity more than production volume, the creation of value more than sales, and customers that nominate Sumitomo Metals more than the number of customers.

It is particularly important that customers positively evaluate the quality of our products and services. We see the word "distinctiveness" as the key to management decisions.

Among steel products, there are fields where it is easy to achieve distinctiveness and fields where it is difficult to do so. This will change along with the times. Our sales weightings for products such as steel pipes and railway-related products, where we can achieve distinctiveness, have risen. This is where Sumitomo Metals is different from many other steel companies. We are concentrating our management resources in these "fields where we can be the winner." By refining quality in these fields, we are aiming for long-term growth in corporate value.

One method of measuring growth focused on quality is to examine average selling prices per ton and production volume. Instead of expanding production of commodity products, we intend to grow by delivering distinctive products to our customers.

Accelerate Distinctiveness

The steel market will become more competitive in the medium-term. Sumitomo Metals will focus on the area where we can achieve distinctiveness based on our excellent technology, quality and relationship of trust with customers.



Past
Present
Future
Low/medium-grade steel products
Commodity-grade steel sheet
Medium/high-grade steel sheet
High-grade steel plate
Specialty steel
Seamless pipe
Railway, automotive & machinery parts
The areas we have distinctive products and are less affected from demand fluctuation in commodity products
Degree of competitiveness
Low
High

Growth that Balances Quality and Scale



Size of circle =operating income margin
(¥ thousand/ton)
130
120
110
100
90
80
70
Improve quality (average steel unit price)
12.3%
Sumitomo Metals
7.2%
Nippon Steel
5.4%
Kobe Steel
10.4%
JFE
6.5%
ArcelorMittal (Netherlands)
18.2%
POSCO(South Korea)
0
10
20
30
40
50
60
70
80
90
100
(Millions of tons, p.a.)
Expand scale (crude steel production)

Source: Website of each company

Note: Result for a period from April 1, 2008 to March 31, 2009

Message from the President

We will protect the environment with technology.

Sumitomo Metals believes that technology development is the royal road to overcome environmental problems. The Sumitomo Group has a tradition of "protecting the environment by employing our technological prowess" and Sumitomo Metals also inherited this.*

Our fundamental strategy to protect the environment through technology starts with the development of products that help to control customers' CO_2 emissions.
Specifically:

- The effect of reducing customers' CO_2 emissions through our products is about eight times larger than the CO_2 emissions of our manufacturing processes according to our calculation.
- Our Corporate Research & Development Laboratories allocate around 80% of their R&D expenses to environment-related research.
- Sumitomo Metals has the lowest level of CO_2 emissions per ton of steel production among the world's integrated steel makers.
- We plan to use blast furnaces that utilize charcoal made from eucalyptus wood as a reduction agent at our integrated steel works, including seamless pipe milling facilities, which are under construction in Brazil. The CO_2 that the eucalyptus trees absorb when growing is projected to be nearly equivalent to the volume of CO_2 emitted from the blast furnace operation. Thus it is expected to result in close to zero net emission of CO_2.

I believe that the next expansion of demand will begin with products that can contribute to environmental conservation. We are making preparations, including our R&D activities, for that expansion.

*Please see pages 49-50 for details.

Sumitomo Metals' Products are Contributing to CO_2 Emission Reduction

(FY2008)


8 times
200 million tons p.a.
CO2 Emissions Reduced by Sumitomo Metals' Products
25.1 million tons p.a.
CO2 Generated in Manufacturing Processes
0

Note: Company estimates

We manage our business based on a long-term vision.

I am managing the Company by putting the greatest priority on enabling Sumitomo Metals to grow continuously for the next 10 and 20 years, and even further into the future. This is because I believe that if Sumitomo Metals is to be of service to all its stakeholders, including its shareholders, customers, local communities, and employees, its businesses will have to achieve sustained, long-term growth.

Another reason for focusing on the long term is the particular nature of the steel business. Steel is a basic materials industry. Technology is intricately linked with the properties of iron as an element, and as it is important to demonstrate reliability in practice, progress takes a long time.

For example, continuous casting technology was first tested in the mid-1940s, and it was not until about 40 years later, in the 1980s, that most steel in Japan became manufactured with the continuous casting method. The life of equipment is also long. Steel rolling equipment is generally used for 50 years or more, and the design life of blast furnaces has also now extended to 25 years.

Once a new plant enters operation, it also takes a long time to refine the skills of personnel as a team on the ground. Nurturing engineers takes a long time, too. Accordingly, if Sumitomo Metals' businesses are to succeed, management based on a long-term perspective is absolutely essential.

Sumitomo Metals has remained dedicated to its businesses that possess Sumitomo's business spirit, which has been refined for 400 years, as well as Sumitomo Metals' history and tradition of manufacturing, which has continued for 100 years. We are determined to continue manufacturing based on the same long-term viewpoint. I believe it is necessary to do this if we are to be a company that is truly trusted by all our stakeholders.

I believe paying stable dividends is a fundamental principle of returning profits to shareholders. Even though we are forecasting a loss in ordinary income in fiscal 2009, we have adopted a dividend forecast of minimum 5 yen per share for the following reasons. Firstly, I believe this meets the expectations of our long-term shareholders. Secondly, although we will be forced to post a single-year loss in fiscal 2009, I believe we have an earnings structure that will be able to generate profits.

Sumitomo Metals' goal is to be a company that can be of service to and gain trust of all its stakeholders by creating sustained value based on a long-term perspective.

Hiroshi Tomono
Representative Director and President





Message from th gement in Charge of

Cash generated from operations is used for investments to realize sustained growth while maintaining a good balance with financial stability, and the resulting returns are distributed to shareholders. In fiscal 2009, we will improve cost structure and restrain spending but we will continue investments that are needed to carry out our long-term st

Cash generated will be allocated to investments for sustained growth while maintaing strong financial stability

Sumitomo Metals' cash flow has changed dramatically in the past seven years. Since the early 2000s, we have cut back capital expenditures, generated cash through operating activities, and implemented the sale of non-core businesses to pay down debts. This has led to a significant improvement in our financial stability in the form of a decrease in the debt balance and an improvement in the debt-to-equity ratio.

Since fiscal 2006, we have changed our focus on the use of capital from restoring financial stability to proactive investments aimed at sustained growth. In order to achieve balanced growth in quality and scale, we have made investments that are in line with our strategy to "add strength to strength." At the same time, we have maintained financial stability.

In fiscal 2008, we invested in the construction of the new No. 1 blast furnace at the Wakayama Steel Works, the joint venture to manufacture seamless pipe in Brazil, and projects of production capacity expansion for products such as high-grade seamless pipe and railway wheels.
(Please see page 58 for details.)

Financial stability will be sustained

Sumitomo Metals' debt balance amounted to ¥990 billion at the end of fiscal 2008. Our investments for sustained growth have led to a rising debt balance since fiscal 2005 but the present level is far below that of about ¥1,650 billion at the beginning of fiscal 2002. Thus, financial stability is ensured at present with an equity ratio of 35.0% and a debt-to-equity ratio of 1.15.

In fiscal 2009, we will make efforts to improve cost structure and restrain expenditure. Despite such

Yearly Average Cash Flow and Use of Cash: From debt payment to investments

(¥ billion / FY)



Procurement
Use
Sale of assets, etc. 108.4
Operating cash flow (Pre-tax) 252.0
Repayment of borrowings 222.5
Dividends 12.6
Taxes 9.2
Investment 96.5
Interest paid 19.6
Use
Procurement
Share buybacks* 30.8
Dividends 42.8
Taxes 110.7
Investment 243.5
Interest paid 13.2
Debt 102.5
Sale of assets, etc. 30.3
Operating cash flow (Pre-tax) 308.2
02-05 Results (Yearly average)
06-08 Results (Yearly average)

*Share buyback is net of purchase and re-issuance of shares.

efforts, our continual investments are expected to cause negative free cash flow and a higher debt balance compared to the end of fiscal 2008. We believe that the projected decline in financial indicators such as the equity ratio and debt-to-equity ratio will be a temporary phenomenon. We anticipate an improvement from fiscal 2010 on the back of an expected improvement in operating cash flow through a recovery from extreme production cuts and the peaking-out of investment spending in 2009. Our medium- to long-term target of a debt-to-equity ratio is below 1.0.

Capital policy emphasizes stable divided payment

Regarding funding activities, we take into account the stability of funds and costs, and keep a sound balance between bank borrowings and funding from the market such as corporate bonds.

Cash generated from operations is used firstly to make investments that are aimed at raising corporate value. We carry out investments based on the criteria of accelerating distinctiveness and realizing sustained growth, as well as providing a return that exceeds the cost of capital.

We put priority on returning investment gains to shareholders, primarily in terms of dividend payments. Our principle is to pay stable dividends, based on our desire that shareholders will hold our stock with a long-term perspective.

During the four years from fiscal 1998 to fiscal 2001, we did not make dividend payments. However, thanks to our concentration on core businesses and progress in our strategies to promote distinctiveness, in addition to a turnaround in the economic environment, we resumed dividend payments in fiscal 2002 and gradually increased the amount to 10 yen per share in fiscal 2007. In the subsequent year of fiscal 2008, given our commitment to a stable dividend policy and the attainment of initially projected earnings, we maintained a dividend of 10 yen per share despite recording a year-on-year decrease in EPS.

In fiscal 2009, we are projecting a loss in ordinary income amid the current severe business environment. Nevertheless, we are working hard to enable the payment of a dividend of minimum 5 yen per share, as we strongly desire to meet the expectations of our longstanding shareholders and we believe we have an earnings structure that will be able to generate profits.

We will accelerate distinctiveness in order to reinforce an earnings structure that is resilient to downside risks and achieve growth with a balance between quality and scale.

Yoshinari Ishizuka
Director and Senior Managing Executive Officer



Debt and Debt-to-Equity Ratio:
Improvement in financial stability
(¥ billion)
(Times)
Debt (Left Scale)
Debt-to-equity ratio (Right Scale)
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
01
02
03
04
05
06
07
08 (FY)



Dividend per Share:
Continual dividend payment
(¥ / Share)
12
10
8
6
4
2
0
02
03
04
05
06
07
08
09 (Projection)
(FY)

Feature: Learning from past experience, Sumitomo Metals

By learning from past experience and responding to the challenging economic environment, Sumitomo Metals is preparing for the next demand recovery.

What we have learned from experience

Steel is a basic industrial material, and the impact of economic cycles is unavoidable. There have been several ups and downs in the past 30 years, and Sumitomo Metals has learned from the process of overcoming these phases.

Japan's post-war rapid economic growth ended with the first oil shock in 1973. As sales and production volume of crude steel were no longer expected to grow rapidly, Sumitomo Metals started non-steel businesses as its growth engine. During the age of the bubble economy around 1990, we poured management resources such as personnel and funds into diversified businesses, including electronics and new materials. However, we were unable to recoup those funds in many cases.

While improving our financial stability, we suffered great pain. Since then, every single Sumitomo Metals' employee has ended up behaving with a deeper and stronger awareness of the importance of earnings than they previously did.

During this age as well, we consistently continued our steady efforts to improve and modify products and processes on the front line of actual steel manufacturing. The efforts of all employees during this tough period bore fruit in the worldwide phase of rapid growth in steel demand from 2002 and have led to what Sumitomo Metals is today.

By learning from the past, every single employee at Sumitomo Metals will now take action while bearing in mind that we should increase earnings and contribute to our stakeholders.

(1) We will concentrate on our core businesses.
Keyword: "Add strength to strength"

(2) We are aiming for sustained growth while controlling the risk of earnings shortfalls.
Keyword: "Growth that balances quality and scale"

(3) We will continue research and investment required over the long term.
Keyword: "Accelerate distinctiveness"

These keywords are the three major elements that make up "the unique nature of Sumitomo Metals." We believe that by delivering high value to our customers, the Company will also grow and support the development of society, which will lead in turn to the notion of "make steel, make our future."

We are focusing on products and technologies that protect the environment.

To put into practice the three lessons that we learned from the past, it is vital to observe the direction of change and respond accordingly.

We expect business fields relating to environmental conservation to drive the next demand recovery. As we aim to be positively evaluated and nominated by customers in these fields, we are focusing on "accelerating distinctiveness."

So far, Sumitomo Metals' main products have contributed to environmental conservation by curbing customers' CO_2 emissions. Such products include boiler tubes, which are indispensable in high-efficiency power generation; seamless pipes used in drilling for natural gas; high tensile strength steel sheet which reduces the weight of automobiles and its application technology, and rolling stock and axles for high-speed railways. Going forward, we will continue to concentrate all our energies into technology development and manufacturing while aiming to solve environmental problems through technology.

is now in a chapter of sustained growth into the future.

Net Sales
(Consolidated basis)



(¥ billion)
(%)
Sales of steel (Left Scale)
Other sales (Left Scale)
Sales in aggregate, due to lack of individual data (Left Scale)
Percentage of steel sales (Right Scale)
(FY)

Ordinary Income and Earnings per Share
(Consolidated basis)



(¥ billion)
(¥)
Ordinary Income (Left Scale)
Earnings per Share (Right Scale)
(FY)

Capital Expenditures
(Consolidated basis)



(¥ billion)
Steel
Others
Capital expenditures in aggregate, due to lack of individual data
(FY)

Number of Employees



(Employees)
(¥ million/employee)
Non-consolidated basis
Consolidated basis
Steel (Left Scale)
Others (Left Scale)
Number of employees in aggregate, due to lack of individual data (Left Scale)
Sales per employee (Right Scale)
(FY)

Review of Operations

Pipe & Tube


Manufacturing process


Products


Application

Steel Sheet, Plate & Structural Steel


Manufacturing process


Products


Application

Railway, Automotive, Machinery Parts & Other Steel


Manufacturing process


Products


Application

Sales Composition by Business Segment : Sales of pipe & tube business and railway, automotive, machinery parts & other steel business have increased the most in the past 6 years.


Sales
¥1,224.6 billion
Other * 22%
Steel Sheet, Plate & Structural Steel 44%
Railway, Automotive, Machinery Parts & Other Steel 15%
Pipe & Tube 19%
Sales
¥1,844.4 billion
Other * 5%
Steel Sheet, Plate & Structural Steel 38%
Railway, Automotive, Machinery Parts & Other Steel 25%
Pipe & Tube 32%
02
08
(FY)

*Engineering, electronics, and others

Core products are tubes and pipes used for exploration as well as oil and natural gas and other energy development projects. We are world class in development capability, product quality, and diverse product offering. We also have an unparalleled presence in the global high-end seamless pipe market. We are currently building a seamless pipe manufacturing base in Brazil to enhance Sumitomo Metals' global supply system.

Share of Total Sales


32%

(Slab sales excluded)


(¥ billion)
(%)
700
600
500
400
300
200
100
28
24
20
16
12
8
4
02
03
04
05
06
07
08 (FY)
Net Sales (Left Scale)
Operating Income Margin (Right Scale)

(Slab sales excluded for fiscal 2006 through 2008)

Production is mainly focused on steel sheets for automotive applications, steel plates for the energy and shipbuilding industries, and steel beams and sheet piles for construction. Our business is closely tied to the needs of our customers, with whom we have built a long-term relationship of trust. We are promoting the expansion in overseas markets where we intend to raise our presence.

Share of Total Sales


38%


(¥ billion)
(%)
800
700
600
500
400
300
200
100
24
21
18
15
12
9
6
3
02
03
04
05
06
07
08 (FY)
Net Sales (Left Scale)
Operating Income Margin (Right Scale)

(Slab sales excluded for fiscal 2003 through 2005)

Sumitomo Metals has a dominant presence supported by distinctive products. These include wheels and axles for rolling stock, in which we command a 100% market share in Japan, and automotive forged crankshafts, in which our global share is approximately 8%. Our subsidiaries are focusing on developing their own distinctive products: Sumitomo Metals (Kokura), Ltd. focuses on specialty steel bars and wire rods and Sumitomo Metals (Naoetsu), Ltd. on stainless precision rolled strips.

Share of Total Sales


25%

(Slab sales included)


(¥ billion)
(%)
480
400
320
240
160
80
18
15
12
9
6
3
02
03
04
05
06
07
08 (FY)
Net Sales (Left Scale)
Operating Income Margin (Right Scale)

(Slab sales included)

Sales Composition : Overseas sales have drastically increased in the past 6 years.


Sales
¥1,224.6 billion
Overseas 26%
Domestic 74%
Sales
¥1,844.4 billion
Overseas 42%
Domestic 58%
02
08
(FY)

Pipe & Tube

Our products are primarily used in the energy sector.
We rank top in the world thanks to our line-up of technologically competitive products and a relationship of trust with our customers.
While focusing on energies and contributing to the global environment, we are establishing a global supply system and aim to exceed market growth.

Share of Total Sales


32%

(Slab sales excluded)


(¥ billion)
(%)
700
600
500
400
300
200
100
28
24
20
16
12
8
4
02
03
04
05
06
07
08 (FY)
Net Sales (Left Scale)
Operating Income Margin (Right Scale)

(Slab sales excluded for fiscal 2006 through 2008)

Sales Composition by Product
(Value base)


Electric-resistance welded pipe and other businesses
31%
Seamless pipe
60%
9%
Large-diameter welded steel pipe

1. Energy sector market conditions

1) Medium- to long-term growth is expected.
2) Requirements for quality that meet the tougher environment for energy development are becoming more sophisticated.
3) There are increasing needs for products that contribute to environmental preservation.

2. Sumitomo Metals' strategies

1) Focus on high-quality products that contribute to environmental preservation, based on superior technological competitiveness and relationship of trust with customers.
2) Establish a global marketing and supply system for super high-end and high-end seamless pipe, by progressing our seamless pipe manufacturing joint venture in Brazil.

This will help us be prepared for the next recovery in demand.

Value Creation Model

Market environment | **Sumitomo Metals' strategies**

Value creation = [1] Worldwide demand expansion + [2] Demand for higher quality + [3] Growing environmental needs + [4] Acceleration of distinctiveness + [5] Enhancement of development, manufacturing, and sales networks

Detailed information is described in graphs on the right page.

	Acceleration of distinctiveness		Enhancement of sales and manufacturing networks
Pipe & Tube business	• Most advanced technology in the world • Best product line-up in the world • Relationship of trust with customers	Concentrate on high value-added, eco-friendly products	**Joint venture in Brazil** (scheduled to begin operation in 2010) Tripolar production system, together with facilities in Wakayama and Amagasaki of Japan

1 Medium- to long-term demand growth is projected

Worldwide Energy Demand

Million TOE (tons of oil equivalent) p.a.



Corresponding products
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1980
1990
2000
2008
2020
2030 (FY)
Other
Nuclear - SG tube
Coal — Boiler tube
Gas
Oil
Seamless pipe
Large-diameter welded steel pipe

Source: IEA, World Energy Outlook 2008

Sumitomo Metals provides products that are indispensable for diverse energy sources.

2 Quality requirements are becoming more sophisticated

Structure of Oil Country Tubular Goods ("OCTG") Market : High-end products are main component on value basis. (Projected Market in 2015)



General products
High-end
Super high-end
General products
High-end
Super high-end
Quantity
Value

Note: Company estimates

3 We will respond to growing environmental needs

Products that contribute to lower CO_2 emissions



1 Super-high strength low-alloy steel OCTGs
2 Stainless boiler tubes for ultra super critical boilers
3 Steam generator ("SG") tubes for nuclear power plant

The amount of reduction in CO_2 emissions achieved by our products, including these 3 products, is calculated to be about 8 times more than the amount of our CO_2 emissions.

4 We will accelerate distinctiveness

High-Share Products

Product	Global Share
High-alloy OCTG	90%
Stainless steel pipe for ultra super critical boilers for thermal power generation	80%
SG tube for nuclear power plant boilers	33%

Note: Company estimates

5 Global production & development system

Corporate Research & Development Laboratories

Achievement in technological development

Steel Tube Works (Amagasaki-City)	Specialty pipes & tubes, OCTGs Specialized in super high-end products
Wakayama Steel Works	OCTGs, line pipes, specialty pipes Mass production of super high-end products
Brazil joint venture (scheduled to begin operation in 2010)	OCTGs, line pipes Mass production of high-end products

4 We will achieve distinctiveness based on relationships of trust with customers



Based on our high share and trust, capture client needs and become their first adviser
Relationship of trust
Value creation
Joint testing with customers
Create a global standard
Products co-developed with customers
Tailor-made products
Unique products

Steel Sheet, Plate & Structural Steel

Our aim is to raise corporate value with distinctive high-grade products based on long-term contracts that are supported by our satisfied customers and our longstanding relationships of trust with them.
Such products include high-grade steel sheets for automobile body parts, steel plates for energy-related applications and the shipbuilding industry, and steel beams and sheet piles.

Share of Total Sales



38%



(¥ billion)
(%)
800
700
600
500
400
300
200
100
24
21
18
15
12
9
6
3
02 03 04 05 06 07 08 (FY)
Net Sales (Left Scale)
Operating Income Margin (Right Scale)

(Slab sales excluded for fiscal 2003 through 2005)

Sales Composition by Product (Value base)



IPP and others
6%
Steel beams for construction materials
20%
Steel plates 23%
Steel sheets 51%

1. Market conditions

1) For steel sheets for automobile body parts
   a) Medium- to long-term growth is expected, primarily in emerging markets.
   b) Demand is shifting toward eco-cars and demand for lighter and stronger materials is increasing.
2) For steel plates
   a) Medium- to long-term growth is expected in energy-related demand (i.e., penstocks for hydroelectric power stations, offshore structures, LNG storage tanks, and line pipes.)
   b) Performance (high strength, toughness, and weldability) is continuing to be upgraded.

2. Sumitomo Metals' strategies

1) Raise customer satisfaction and customer penetration through quality assurance, cost competitiveness, and delivery control, and increase ratio of stable businesses with long-term contracts.
2) Undertake not only services related to product sales, but also provide solutions to customers by making proposals for materials and components; by providing "before services" that even involve proposals regarding the structure of final products; and by providing "after services" to convey end-customer feedback on products after delivery to manufacturing sites. Through these services, we aim to strengthen our relationships of trust with customers.
3) Expand into emerging markets
   a) Sumitomo Metals and China Steel Corporation (CSC) of Taiwan have formed a joint venture in Vietnam to produce and sell steel sheets in ASEAN countries. We aim to commence plant operation in 2012.
   b) As a foothold for business development in India, we are participating in a project to construct an integrated steel works by Bhushan Steel Limited in India and are providing technical assistance.



Value Creation Model
Market environment
Sumitomo Metals' strategies
Value creation
=
1 Worldwide demand expansion
+
2 Demand for higher quality
+
3 Customers with long-term contracts
+
4 No.1 customer evaluation
+
5 Expansion into overseas emerging markets
Detailed information is described in graphs on the right page.
Customers with long-term contracts
No.1 customer evaluation
Expansion into overseas growth markets
Steel sheet, Plate & Structural Steel Business
Supply to customers with long-term contracts based on relationship of trust in technology and quality
Relationship of trust with customers
Provide quality, timely delivery, service, and solutions
Expansion to overseas growth markets and close locations to customers

1 Market Environment: Markets are growing in medium- to long-term

World Automobile Production



(Millions of units)
80
70
60
50
40
30
20
10
0
89 91 93 95 97 99 01 03 05 07 08

Source: Japan Automobile Manufactures Association, Inc.
FOURIN, World automobile monthly report

World Shipbuilding Completions



(Millions of universal gross tons)
70
60
50
40
30
20
10
0
89 91 93 95 97 99 01 03 05 07 08

Source: Shipbuilders' Association of Japan

2 Customers' requirements are becoming more sophisticated



1. Stricter environmental requirements
Changes in Regulations on CO2 Emissions of Vehicles in the EU
CO2 emission per driving distance (gram/km)
160
140
120
100
80
60
2006 2010 2014 2018 2022
Demand for lighter weight and greater strength
2. Demand for higher safety

3 Increasing business based on long-term contracts

Sales Structure of Steel Sheets (Volume): Ratio of long-term transactions is rising



Other
32%
Long-term stable transactions for automobiles, electric machinery, etc.
68%
12%
88%
02
08
(FY)

4 Aiming for No.1 position in customer evaluation



Conventional Business Model
Sumitomo Metals' Targeted Steel Business Model
Before service
Material sales
After service
Provide application technology
Before service
Material sales
After service
Provide solutions

*Steel sheet business segment is monitoring "Customer penetration ratio", a percentage of sales tonnage of products where we are the number one or number two supplier to customers. (Please see page 6 for details.)

5 Entering growth markets



Steel Sheet Joint Venture in Vietnam, with China Steel
Kashima
Wakayama
Slab
China Steel
Hot coil
Hot coil
Vietnam Project

Railway, Automotive, Machinery Parts & Other Steel

Sumitomo Metals has distinctive, high-grade product line-ups that include railway wheels and axles (100% share in Japan), forged crankshafts for automobiles (approximately 8% worldwide share), and high-grade specialty steel. Medium- to long-term growth in demand is expected for both railways and automobiles.

Share of Total Sales


25%

(Slab sales included)


(¥ billion)
(%)
480
400
320
240
160
80
18
15
12
9
6
3
02
03
04
05
06
07
08 (FY)
Net Sales (Left Scale)
Operating Income Margin (Right Scale)

(Slab sales included)

Sales Composition by Product
(Value base)


Railway wheels and axles
11%
Forged crankshaft
8%
Specialty steel bars and wire rods and related businesses
32%
Stainless steel & other forged products
20%
Slab
29%

1. Market conditions

1) For railway parts

a) The world market for railways, as an ecological means of transportation, will expand.

b) In particular, high-speed railways have high growth potential.

2) For forged crankshafts

a) Medium- to long-term growth is expected, mainly in emerging markets.

b) Growing environmental needs are promoting demand for smaller and lighter products (i.e., increase in forged products.)

3) For specialty steel bars and wire rods

Our major customers are automobile-related companies. Customers' requirements are becoming more sophisticated.

2. Sumitomo Metals' strategies

1) For railway parts

Having boosted our production capacity for wheels, we plan to expand sales globally by using our technologies accumulated in the Japanese market.

2) For forged crankshafts

In May 2009, we agreed to establish a joint venture with Amtek Auto Limited in India to manufacture and sell forged crankshafts. Based on this resulting global "tetrapolar" production system (Japan, U.S.A., China, and India), we will further expand our global market share.

3) For specialty steel bars and wire rods

We renewed finishing roll equipment for steel bars and commenced operation in August 2009. We are also investing in the project which substantially improves steelmaking processes, completion of which is due to be completed in August 2010. We are aiming to enhance distinctiveness in high-grade specialty steel.

Value Creation Model


Market environment
Sumitomo Metals' strategies
Value creation
=
1
Worldwide demand expansion
+
2
Demand for higher quality
+
3
Acceleration of distinctiveness
+
4
Enhancement of manufacturing and sales networks
Detailed information is described in graphs on the right page.

Product type	Acceleration of distinctiveness	Enhancement of manufacturing and sales networks
Railway parts	· Developing products for higher operating speeds · Incorporating advanced functions (low vibration, low noise)	· Adding production capacities · Enhancing marketing and sales in the global market
Crankshafts	· Smaller, lighter products (demand shift from cast steel products to forged steel products) · Shorter delivery time	· Establish and enhance global tetrapolar production/ sales structure
Specialty steel bars and wire rods	· Focus on the automotive sector · Strengthen responsiveness to quality issues	· Investing in innovative steelmaking processes

1 Market Environment: Markets are growing in the medium- to long-term

Number of High-Speed Railway Trains in Operation in the World



(Rolling stock)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2008
2010
2015
2025

Note: Company estimates

Global Demand and Sumitomo Metals' Share of Crankshafts



(Millions of units)
(%)
More than 10%
100
90
80
70
60
50
40
30
20
10
0
90
95
00
05
08
(FY)
World automobile production (Left Scale)
Sumitomo Metals' Global Share (Right Scale)

Source: Japan Automobile Manufactures Association, Inc. FOURIN, World automobile monthly report

2 Customers' requirements are becoming more sophisticated

Ratio of Forged Crankshaft for Automobiles



(%)
Japan
U.S.A.
Europe
90
80
70
60
50
40
30
20
10
0
1990
1995
2000
2005
2008

Note: Company estimates

Forged crankshaft is increasingly adopted in line with growth in demand for smaller and lighter products.

3 Accelerating distinctiveness

High-Share Products

Global Share	High-speed railway wheels	30%*
	Forged crankshaft for automobiles	8%
Domestic Share	Railway wheels and axles	100%
	Railway forged steel break disks	25%
	Large crankshafts for trucks and buses	75%

*Based on number of rolling stocks under operation

Note: Company estimates

4 Sumitomo Metals strengthens its production and sales systems for further growth

Railway Wheel Production



(Thousands of units)
250
200
150
100
50
Production capacity
11
17
21
01
05
08
(FY)
For domestic customers
For overseas customers

Automotive Forged Crankshaft: Establishing global tetrapolar production/sales structure



Guangdong (China)
Osaka (Japan)
New Delhi (India)
Kentucky (U.S.A.)

Global share **5% 1990 → 8% 2008 → Target 10% or more**

Business Environment (Reference Data)

Steel is a long-term growth industry


World Crude Steel Production
(million tons)
1,600
1,400
1,200
1,000
800
600
400
200
0
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Japan's production
Source: Worldsteel

Sumitomo Metals Group sees a medium- to long-term growth in demand in its major business market


World Energy Demand
(Million TOE* p.a.)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Oil
Gas
Coal
Nuclear
Other
80 00 06 08
*TOE: Tons of Oil Equivalent
Source: IEA, World Energy Outlook 2008


World Automobile Production
(Millions of units)
80
70
60
50
40
30
20
10
0
89 91 93 95 97 99 01 03 05 07 08
Source: Japan Automobile Manufactures Association, Inc.
FOURIN, World automobile monthly report


World Shipbuilding Completions
(Millions of universal gross tons)
70
60
50
40
30
20
10
0
89 91 93 95 97 99 01 03 05 07 08
Source: Shipbuilders' Association of Japan


Number of High-Speed Railway Trains in Operation in the World
(Rolling stock)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Japan
Europe
Asia ex. Japan
97 08
Note: Company estimates

Market Price Trends

(December-end prices except for 2009)

OCTG in U.S.A.
(Casing, Heat treated)



(US$ / short ton)
3,000
2,500
2,000
1,500
1,000
500
89 93 97 01 05 08 09
June

Source: Preston Pipe Report

Hot Strip Steel Sheets in Japan



(¥ thousand / ton)
120
100
80
60
40
20
0
89 93 97 01 05 08 09
June

Source: Japan Metal Daily

H-Beams in Japan



(¥ thousand / ton)
120
100
80
60
40
20
0
89 93 97 01 05 08 09
June

Source: Japan Metal Daily

Iron Ore
Fine ore, Fe 64%



(US$ / ton)
100
80
60
40
20
0
89 93 97 01 05 08 09
June

Coal
Hard coking coal



(US$ / ton)
300
250
200
150
100
50
0
89 93 97 01 05 08 09
June

Freight Rates
Cape-size (Pacific)



(US$ / ton)
25
20
15
10
5
0
89 93 97 01 05 08 09
June

Sumitomo Metals' high sales ratio in pipe & tube and others is unique and prominent.

Product Mix Comparison to Other Major Steel Makers in the World



Sheets & plates
Long & shaped
Pipe & tube
Slab
Specialty
Railway, automotive, machinery parts & others
Sumitomo Metals
50%
5%
15%
18%
10%
2%
55%
45%
Other steel products
Posco
82%
7%
11%
89%
2%
Arcelor Mittal
65%
31%
2%
96%
Shanghai Baosteel Group
80%
3%
6%
11%
83%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

*Each company's product mix is in volume.
Source: Company websites

Sumitomo Metals for fiscal 2008; Posco and ArcerolMittal for CY2008, Shanghai Baosteel Group for CY2007

Sumitomo Metals' Vision on Raising Corporate Value

We at Sumitomo Metals aim at raising corporate value with sustained growth that balances quality and scale, while adhering to"Sumitomo's Business Spirit" and respecting Sumitomo Metals' history in manufacturing.

Resources that drive creation and growth of corporate value include "intangible assets" such as customers assets, human assets, technology assets, and organizational assets in addition to "tangible assets" such as physical assets and financial assets. We at Sumitomo Metals strive to grow both types of assets in order to improve and maximize corporate value.



Assets that Raise Corporate Value



Corporate value
Intangible assets
(Assets that do not appear on financial statements)
Tangible assets
(Assets that appear on financial statements)
Customers
Enhance Intangible Assets
Employees
Technology
Physical
Solid Operating Base
Financial
More than 100 years of Manufacturing Experience
Organization
Sumitomo's Business Spirit refined over 400 years

Customers Assets: Seeking the Number One Position


Customers
Enhance Intangible Assets
Employees
Technology
Physical
Financial
More than 100 years of Manufacturing Experience
Organization
Sumitomo's Business Spirit refined over 400 years

High evaluation and customer trust are the major premise for our being a "company that is trusted by all stakeholders."
By contributing to the solution of customers' problems, Sumitomo Metals seeks to become an indispensable supplier of those customers.

1. Becoming "Number One" in customer evaluation

Sumitomo Metals assigns great importance to customers who find our quality products and services indispensable to their business. We focus on building longstanding relationships of trust with such customers and gaining higher share of their business, rather than solely attempting to increase the number of customers or sales volume. Our aim is to generate stable profits over the medium- to long-term by increasing such customers. In our steel sheet business, we define the ratio of sales of which we are the number one or number two supplier to the customer as our "Customer Penetration Ratio," and we strive to maintain and improve this ratio.

Targeted Direction of Value Enhancement of Customers Assets


Customer penetration / Longstanding relationships of trust
Quality improvement
What Sumitomo Metals is Aiming For
What Sumitomo Metals is Not Aiming For
Scale expansion
Number of customers/Sales

We have recently obtained the following awards and commendations from customers.

Year of award	Customer	Industry	Award name	Evaluated points for award
	Mitsubishi Electric Corporation	Electric	Letter of Appreciation	Delivery of steel sheets
	Toyota Motor Kyushu, Inc.	Automotive	Lexus Quality Award	Quality of automotive steel sheets
	Toyota Motor Corporation	Construction	Quality Award for Toyota Housing Corporation	Quality, cost, and delivery of lightweight welded H-beams
	TTX Company (U.S.A.)	Railway	Excellent Supplier	Quality, cost, and delivery of railway wheels
	Keppel Fels Ltd. (Singapore)	Energy	Commemorative gift	Stable supply of steel plates for offshore structures
	Osaka Gas Co., Ltd.	Energy	Green Partner Certificate	Supply of environmentally-friendly coated steel pipe
Fiscal 2008	Mitsubishi Heavy Industries, Ltd.	Shipbuilding/ Power generator	Special Award	Technology, quality, delivery, and cost reduction in manufacturing crankshafts
	National Petroleum Construction Company (the United Arab Emirates)	Energy	Letter of Appreciation	Quality and delivery of line pipes
	Hyundai Heavy Industries Co., Ltd. (South Korea)	Shipbuilding	Commemorative gift	Shipping accumurative 4 million tons of steel plates
	Toyota Motor Corporation	Automotive	Letter of Appreciation	Achievement of quality target for automotive steel sheets
	Toyota Motor Corporation	Automotive	Letter of Appreciation	Achievement of annual target in quality control activity of bars and wire rods
	Toyota Motor Corporation	Automotive	Excellent Quality Award	Zero quality claims for bars and wire rods
	Navistar Inc. (U.S.A.)	Automotive	Diamond Supplier Award	Quality, customer service, delivery, and design etc., of crankshafts
	Toyota Motor North America Inc.	Automotive	Quality Award	Quality of Crankshafts
Fiscal 2009	American Honda Motors Co., Inc.	Automotive	Delivery Award	Delivery of Crankshafts
	Mitsubishi Heavy Industries, Ltd.	Energy	Customer Satisfaction Award	Cost reduction and delivery improvement of specialty tube, technical development of boiler tube
	Toyota Motor Corporation	Construction	Quality Award for Toyota Housing Corporation	Quality, cost, and delivery of lightweight welded H-beams

2. Supplying solutions to problems

Let us introduce a case of our automobile-related business. We think that a business relationship of merely buying and selling steel materials is not sufficient. We have rather built a system which yields us a number one rating by our customers. This has been accomplished by our satisfying needs in all of their manufacturing processes; from the design stage of automobiles, through development and subsequent production, processing and inventory warehousing of necessary materials, to their production of final products.

"Before Service" Sumitomo Metals stations its own engineers at the customers' sites for design and development, and work together with their staff. Our dispatched engineers are supported by our own development, manufacturing, sales, and technical departments to better assist the customers. We aim to offer suggestions and provide information not merely for materials but for parts made from the materials. Our ultimate desire is to build a solid relationship of mutual trust and sharing of technologies which may go as far as to make proposals for structural design of automobiles. Sumitomo Metals was the first company to provide this kind of "pre-production service" which includes our organizational support scheme. What is of critical importance here is the application technology we provide, that focuses on how the specific steel materials are to be used by the customer. We are recognized as being in the top class regarding application technology of steel for automobile manufacturers.

"After Service" Our sales staff are not the only ones who visit the customers' manufacturing sites. Veterans in manufacturing at our steel mills also visit customers' work sites, where our materials are being made into final products, often on a regular scheduled basis. They observe the manufacturing scene, listen to the workers, and provide on-the-spot advice when needed. Sumitomo Metals was the first to initiate such customer support scheme by what we call the "Roving Quality Squad." This manner of working so closely with customers is part of the Sumitomo Metals' corporate culture; it is a tradition with us.

Aiming for No.1 Position in Customer Evaluation


Conventional Business Model
Sumitomo Metals' Targeted Steel Business Model
Before service
Material sales
After service
Before service
Material sales
After service
Provide application technology
Provide solutions

*Steel sheet business segment is monitoring "Customer penetration ratio", a percentage of sales tonnage of products where we are the number one or number two supplier to customers. (Please see page 6 for details)

In the energy-related businesses, we have attained the position of being the first supplier to be consulted by customers for solving problems, thanks to our outstanding technologies and product portfolio. We profit from this positioning by its contribution to our development of new technologies and new products, standardization of technologies and products, and materializing commercial application of a unique product to satisfy the needs of a specific customer. We are building a virtuous cycle of value and trust, where a new valuable relationship of trust is added to the time-honored relations. Such relationship creates more value, and such value adds further trust to the relationship.

Value Creation Model for Energy-Related Business


Based on our high share and trust, capture client needs and become their first adviser
Relationship of trust
Value creation
Joint testing with customers
Create a global standard
Products co-developed with customers
Tailor-made products
Unique products

"SMICAT" We have established Sumitomo Metal Industries' Customer Service in Application Technology (SMICAT) to provide solutions for customer needs by leveraging the integrated technological abilities of Sumitomo Metals and its group companies. The latter include affiliated companies that have knowledge in non-steel areas. Element technologies accumulated within the Sumitomo Metals Group have been compiled in a database enabling us to respond to needs of our customers in a comprehensive manner.

Human Assets: The Individual Employee is the Basic Unit



Customers
Enhance Intangible Assets
Employees
Technology
Physical
Financial
More than 100 years of Manufacturing Experience
Organization
Sumitomo's Business Spirit refined over 400 years

Each of our employees is a key participant in raising our corporate value.
We firmly believe that the passion and pride of our workforce to its job is what matters most.

1. Making the most of our human assets

At Sumitomo Metals, educational programs are in use at all levels of the company, from the newly hired school graduates to top management.

In 2008, we have established a new human resources development facility at Amagasaki City of Hyogo Prefecture. Together with the existing Human Resources Development Center at Kashima City of Ibaraki Prefecture, we will utilize these facilities, established at east and west side of Japan, to enhance our educational programs.

We are presently engaged in starting up new production equipment at a number of sites. By deploying some of our younger employees there, we are preparing them for roles in contributing to the medium- to long-term growth of the company.

2.Handing down knowhow and techniques

In order for Sumitomo Metals to maintain quality standards and keep productivity high, it is an absolute necessity that our workers be equipped with advanced, specialized knowledge and rich experience. Continual transmittal and inheritance of knowhow, thereby preserving the technical skills, are absolutely needed for our group to inherit the spirit, tradition, and technologies of more than 100 years of manufacturing experience, and to keep growing consistently.

In recent years we have actively hired new graduates, and as a result our employees' averaged age has drastically improved. We also engage in mid-career hiring as a mean of improving the age structure, and at the same time some of our rehired retir-



Training at Kashima Human Resources Development Center

Employee Composition by Age (As of March 31, 2009)



60's
10&20's
21%
50's
36%
30's
22%
40's
15%

Simulation of Total Skill Levels at the Kashima Steel Works



Quantitative Focus
Rehiring retirees
Hiring from diverse sources
Improve educational programs
(FY2003 = 100)
105
100
95
90
Rehiring plus new hiring
Only new hiring
No recruitment
03
04
05
06
07
08
(FY)

ees are engaged in training younger employees so that skills are retained and accumulated within the company.

We have also developed methods to quantify the levels of skills that employees should have for each position. We have tabulated the values work site by work site and used the results to draw a Work Site Skill Map. Making our requirements visible in this way is facilitating our planning and implementation of human resources development.

3. Creating an employee-friendly environment

For a company to grow, it is important to create an environment where employees can sufficiently display their abilities. Besides establishing a work environment, a work-life balance, aimed at ensuring harmony between work and one's personal life, is indispensable.

Based on these objectives, in addition to establishing dormitories for single employees and company housing, we have also introduced the "Life Plan Support Lump-Sum Payment Scheme" and the "Welfare Program Select Plan." We are endeavoring to upgrade our welfare benefit programs that accommodate needs of employees in each life stage.

We are also supporting employees to manage to work and raise their children at the same time. Sumitomo Metals was certified as a compliant employer, based on the Law for Measures to Support the Development of the Next Generation, in April 2007.

4. Safety and Health

Safety and health of our workforce are fundamental elements of management at Sumitomo Metals. We have clearly stated our policy for safety and health management, and have created arrangements to continuously raise our standards for safety and health management.

Sumitomo Metals is implementing measures to ensure safety and health of our workforce, which include *Kiken Yochi* (KY; risk assessment) activities, which predict latent risks before operations take place and minimize operational risks, as well as systematic, hands-on safety training. We are also promoting health preservation programs for our employees, including a mental health care program.

Improvement of Individuals' Skill Levels and Quick-Results Training of New Hires


Qualitative Focus
■ Train necessary skills by using Work Site Skill Map, from a long-term perspective
■ Improve educational programs
Skill level
Targeted skill levels of individuals
In case of conventional measures
Raising skill levels
Quick-results training of new hires
Years of continuous work experience



Safety experience education: Various types of experiences, such as wearing a safety belt and experiencing the load of one's own weight and impact load, raise awareness and sensitivity regarding safety, thereby leading to the prevention of accidents.

5. Human rights, and employment of the disadvantaged

Sumitomo Metals is pledged to respect basic human rights, to give due attention to the rights of workers, and to eliminate the use of forced and child labor. Our group remains unified in its dedication to eliminating discrimination in Japan, having first adopted this policy as early as 1979. As we have assigned high priority to employing disadvantaged persons, their ratio to all our employees exceeds the requirement imposed by law.













Technology Assets: Driving the Acceleration of Distinctiveness


Customers
Enhance Intangible Assets
Employees
Technology
Physical
Financial
Organization

Sumitomo Metals' technology development focuses on satisfying customers' needs, preserves the global environment, and contributes to raising corporate value.
Technology assets, which are concentrated in areas of strength, are a driver to "add strength to strength" and "accelerate distinctiveness."

Highly evaluated technology

Major awards of the past seven years

○ Fiscal 2003 to fiscal 2005 ● Fiscal 2006 to fiscal 2009 Highest-ranked award

Okochi Prize; Ichimura Industrial Prize; National Commendation for Invention; Monodzukuri Nippon Grand Award; Science and Technology Commendation from Minister of Education, Culture, Sports, Science and Technology; Nikkei Monozukuri Grand Prize; and technology-related awards from customers


● Nikkei Monozukuri Grand Prize (2007)
Longest campaign life of No.4 Blast Furnace of the Wakayama Steel Works
● Okochi Memorial Grand Production Prize (2006)
New-generation technologies that realize high-quality, high-efficiency and environmentally friendly steel making process
● National Commendation for Invention, Invention Prize (2007)
Development of mold flux for high-speed continuous casting
● Monodzukuri Nippon Grand Award /Prime Minister's Award (2007)
Innovation in manufacturing method of high-quality steel plates using nano-size particles
○ Science and Technology Commendation from Minister of Education, Culture, Sports, Science and Technology (2005)
Development of continuous casting technologies for high-grade, high-speed round billets
Hot rolling
Blast furnace
Converter
RH furnace (secondary refining)
Phosphorus removal furnace
Carbon removal furnace
Continuous caster
Electric furnace
AOD*1(+VOD)*2
Ingot casting

*1 AOD: Argon Oxygen Decarburization
*2 VOD: Vacuum Oxygen Decarburization

Major products for which Sumitomo Metals has 50-100% market share (Company estimates)

	100%	90%	80%
Domestic market share of 50% or more	● Railway wheels and axles ● Active suspention system for railway vehicles ● Steam generator tube for nuclear power generation		● Lightweight welded H-beams ● Excellent white painted steel sheets*1 ● Railway couplers ● Crankshafts for trucks and buses
Global market share of 50% or more		● High-alloy OCTG	● Stainless boiler tubes for USC*2 ● Speaker diaphragm (titanium)

R&D Expenses



(¥ billion)
R&D Expenses
30
20
10
0
13.5
13.5
14.7
16.4
18.7
20.1
22.1
24.0
02
03
04
05
06
07
08
09
Plan
(FY)

We keep investing to achieve a long-term sustained growth.

- Science and Technology Commendation from Minister of Education, Culture, Sports, Science and Technology (2008)
- Ichimura Industrial Prize (2007)

Development of non-oriented electromagnetic steel sheet for high-efficiency motors

Steel sheet/Automobile steel sheet



- Award for Technology (2006)
  High-tensile welding simulation
- Award for Technology Development (2005)
  "Dr. Stamp" *1
- Award for Technology Development (2004)
  New-type crash box
- Award for Technology Development (2004)
  Light-weight low-cost center pillar

*1 Dr. Stamp: New frictional testing method for stamping formability

Steel sheet application technology



Crash box

- Science and Technology Commendation from Minister of Education, Culture, Sports, Science and Technology (2009)

Development of fuel-efficient crash box (Joint development with Toyoda Iron Works Co.)

Hot-dip galvanizing

Cold rolling

- National Commendation for Invention, Imperial Invention Prize (2008)

Invention for super-high strength low-alloy steel oil country tubular goods

Seamless pipe



- Okochi Memorial Production Prize (2003)
- National Commendation for Invention/ The Prize of the Minister of Economy (2005)

Development of manufacturing technology for new-generation medium-sized seamless pipe

High toe angle piercer



Stainless boiler tube



- Okochi Memorial Foundation Grand Production Prize (2008)

Development of advanced stainless boiler tube for Ultra-Supercritical (USC) coal-fired thermal power plants

- National Commendation for Invention (2009)

Invention of strengthened low-alloy steel for economical boilers (Joint development with Mitsubishi Heavy Industries, Ltd.)

Hot extrusion



Cold drawing



High-speed casting



- Ichimura Industrial Prize (2009)

Development and commercial application of new functional steel material with an extended fatigue-life

Steel plates



- Ichimura Industrial Prize (2005)

Development of processing technology to promote the generation of protective rust for weatherproof steel

Steel plates



Steel plate rolling

70%

- Steel sheet for hot-press use
- Materials for automotive crankshafts
- Titanium-made cathode drum for producing electrolytic copper foil

60%

- Black Zn -Ni coated steel sheets
- Railway train gear units

50%

- Bogie trucks for railways
- Steel plates for penstocks of 590MPa strength and over
- High-carbon steel sheets for CVT*3 belt elements

*1 Excellent white painted steel sheet: Reflecting sheet for lighting equipment
*2 USC: Ultra Super Critical conditions when temperature and pressure are higher than conventional levels in a boiler for thermal power generation
*3 CVT : Continuously Variable Transmission

Technology Assets

Sumitomo Metals' technology assets are a driver to accelerate distinctiveness.

(1) Seeking the Number One Position in Customer Evaluation

Create, manufacture, and sell. In other words, technology development, manufacturing, and sales. We run these three operations in an integrated manner. This enables us to perform speedy research and technology development that match needs of our customers.

(2) Concentrating our resources in research and technology development in areas of strength, mainly in the energy and automotive fields, in order to "add strength to strength."

(3) Focusing on strengthening competitiveness in terms of quality and manufacturing efficiency of iron and steel making processes.

(4) Identifying our areas of strength in element technologies and aiming for a well-balanced operation under a strategy of focus and concentration.

Outcome of measures taken to strengthen technology assets



The number of our technology-related awards and commendations is on a rising trend.
Number of awards received
10
5
0
Science and Technology Commendation from Minister of Education, Culture, Sports, Science and Technology
Name of Award
Awarded Field
National Commendation for Invention
Ichimura Industrial Prize
Okochi Prize
Steel plates (application technologies)
Pipe and tube
Steelmaking
Science and Technology Commendation from Minister of Education, Culture, Sports, Science and Technology
Name of Award
Awarded Field
Nikkei Monozukuri Grand Prize
Monodzukuri Nippon Grand Award
National Commendation for Invention
Ichimura Industrial Prize
Okochi Prize
Pipe and tube
Steel plates
Steel sheet
Steelmaking
Iron making
FY2003 to FY2005
FY2006 to FY2008
(Applied year)

Note: Awards shown above are limited to the following six awards for which applications from all technology fields are examined rigorously.
Okochi Prize
Ichimura Industrial Prize
National Commendation for Invention
Monodzukuri Nippon Grand Award
Science and Technology Commendation from Minister of Education, Culture, Sports, Science and Technology
Nikkei Monozukuri Grand Prize

■ Features and Social Contributions of Awarded Technologies (awards applied between fiscal 2006 and fiscal 2008)

Field	Awarded Technologies [Technological Category] ★ Highest-ranked award	Features of Technologies	Achievement and social contribution
Iron making	Longest campaign life of Wakayama No. 4 Blast Furnace [Manufacturing technology]	· Developed inventive technologies to overcome numerous challenges in nonstop operation of blast furnace.	· Achieved world record of 10,001 days of non-stop operation of blast furnace. · Licensing technology to other companies.
Steel making	★ New-generation technologies that realize high-quality, high-efficiency and environmentally-friendly steel making process [Manufacturing technology]	· Through the use of a phosphorous removal furnace and a carbon removal furnace, impurity elements are removed and customers' needs for upgraded products are satisfied, while productivity improved greatly.	· Realized an energy-saving steelmaking plant which achieved blowing time of only nine minutes in a converter, the highest speed in the world.
	Development of mold flux for high-speed continuous casting of steel [Manufacturing technology]	· Developed practical design features for mold flux (to provide lubrication in the mold), which determines productivity and quality of continuous casting.	· Realized high-speed, high-quality continuous casting of high-grade steel. · Licensing technology to other companies.
	★ Innovation in manufacturing method of high-quality steel plates using nano-size particles [Manufacturing technology]	· Prevents transverse cracking on surface of slab for steel plates, by taking advantage of characteristics of nano-size particles.	· Improved productivity of high-grade steel plates, which are difficult to manufacture.
Steel plates and sheet	Development of non-oriented electromagnetic steel sheet for high-efficiency motors [Product technology] (Received two awards)	· Developed unique manufacturing technology for highly efficient electromagnetic steel sheet by controlling crystal alignment with use of phosphorus, which was formerly treated as impure substance.	· Energy saving in motors used in air conditioner compressors. Improvement in motor efficiency has led to reduction in CO_2 emissions of 17,000 tons per year.
	Development of high-efficient crash box [Application technology]	· Using Sumitomo Metals' expertise in analysis and simulation technology and drop weight impact testing, realized improved performance of car crash energy absorbent materials and lighter weight (Joint development with a customer)	· Lighter weight of automobiles.
	Development and commercial application of new functional steel material with an extended fatigue-life [Product technology]	· Broke a commonly held belief and developed technology that delays fatigue crack initiation and control crack propagation of steel materials.	· Extended fatigue-life of ships and bridges.
Pipe and tube	★ Invention for super-high strength low-alloy steel oil country tubular goods (OCTG) [Product technology]	· Developed unique technologies that enabled both strength and corrosion resistance of OCTG.	· Contributed to natural gas development, as the top supplier of super-high strength corrosion-resistant OCTG used for deep wells. · Transfer of energy resources from crude oil to natural gas could reduce CO_2 emission by 8 million tons per year.
	★ Development of advanced stainless boiler tube for Ultra-Supercritical (USC) coal-fired thermal power plants [Product technology]	· Development and practical application of high-strength, corrosion-resistant tube materials that realize construction of USC power plants.	· Contributed to advance in coal-fired thermal power plants from supercritical to ultra-supercritical stage. · New plants that adopted these tubes have improved efficiency and reduced CO_2 emission by 66 million tons per year.
	Invention of strengthened low-alloy steel for economical boilers [Product technology]	· Invented strengthened, heat-resistant steel for use in heat exchange tubes and major pipes. (Joint development with a customer)	· Adopted in the latest USC coal-fired boiler and gas turbine combined-cycle (GTCC) power generation. Helped to raise energy efficiency and prevent global warming.

Organizational Assets: Benefits of Inheriting "Sumitomo's Business Spirit" and "Sumitomo Metals' History in Manufacturing"


Customers
Enhance Intangible Assets
Employees
Technology
Physical
Financial
More than 100 years of Manufacturing Experience
Organization
Sumitomo's Business Spirit refined over 400 years

Organizational assets include our corporate culture, management philosophy, and management structure. The most important of all are "Sumitomo's Business Spirit" and "Sumitomo Metals' History in Manufacturing."

The first page in the history of the Sumitomo Group is devoted to when Masatomo Sumitomo opened his own business in Kyoto in the 1600s. As a member of the Sumitomo Group which conducted business over 400 years, Sumitomo Metals has inherited the Sumitomo's Business Spirit. The Sumitomo's Business Spirit includes elements of corporate governance, compliance, risk management, and corporate social responsibility. This Spirit remains to be Sumitomo Metals' guiding principles now and ever.

Sumitomo's Business Spirit

Sumitomo was many times hit by crisis during its history of 400 years.
Sumitomo and Sumitomo Metals have overcome such critical moments by returning to "Sumitomo's Business Spirit."

A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it.

Personal motto of Teigo Iba, Second Director-General of Sumitomo.

Sumitomo will not pursue immoral business.

Business Principles from the Rules Governing the House of Sumitomo, 1891.

Sumitomo Metals' History in Manufacturing

"Namban-Buki"



Source: "Kodo Zuroku" (copper beating pictorial record) issued by the House of Sumitomo

During the Edo Period (early 17th century), Sumitomo adopted a new technology in copper smelting called "Namban-buki" (Western way of blowing) and expanded business on that basis.

Sumitomo Steel Foundry



In 1901, Sumitomo Steel Foundry began producing cast-steel in Osaka.

Kashima Steel Works



In this day and age, Sumitomo Metals continues its steelmaking, with an aim to contribute to society by making use of its advanced technology.

Organizational Assets: Our Approach to Corporate Governance

Sumitomo's Business Spirit and governance

Sumitomo Metals, as a member of the Sumitomo Group, has gone about its business with dedication to the proper and true maintenance of Sumitomo traditions, and with an emphasis given to "place prime importance on sound management," "will not pursue immoral business," and "benefit the nation and society." We have done two things to achieve a sustained increase in corporate value based on Sumitomo's Business Spirit. First, we have ensured that our decision-making, execution of business, and oversight are all performed as they should be. Second, we have improved corporate governance to ensure law-abiding management practices, improved efficiency, and heightened transparency.

General meeting of shareholders

The general meeting of our shareholders forms the basis of our corporate governance structure. It is a valuable opportunity to properly provide shareholders with information of their interests and to listen to their views on our management. This year, we held our annual meeting on June 19, 2009, a day that did not coincide with the annual peak for Japanese annual meetings, in order to facilitate attendance by as many shareholders as possible. We welcomed a record high number of 1,346 shareholders to our meeting and received many questions and opinions from them.

Decision-making and business execution

Important decisions related to management of our corporate group are discussed at the Management Council (generally, convened twice a month) and then at the Board Meeting (generally, held once a month.) Each executive officer controls the operations of his assigned department, according to decisions of the Board. We have a lean organization that comprises of only 10 directors and 27 executive officers, some of whom are concurrently directors. When we adopted the executive officer system in 1999, we reduced the number of directors from 38 in the prior year to 10. This enabled us to clarify lines of responsibility, streamline decision-making, and achieve deeper discussions at the Board Meetings. Sumitomo Metals endeavors to raise its corporate value from a long-term viewpoint, but in order to ensure transparency with regard to responsibility during any given business year, we have limited the term of office of our directors to 1 year, since 2006.


Shareholders' Meeting
Decision-making and Supervision
Board of Directors
Personnel Committee
Auditing
Corporate Auditors
Board of Corporate Auditors
Accounting Auditor
Business Execution
Chairman
President
Executive Officers
Management Council
Risk Management Council
Compliance Committee
Environment Committee
Information Security Committee
Internal Control Evaluation Committee
Crisis Management Committee
Group Company Management Council
Head Office/ Corporate Research & Development Laboratories
[Internal Companies] Steel Sheet, Plate & Structural Steel Company Pipe & Tube Company Railway, Automotive & Machinery Parts Company

Organizational Assets: Corporate Governance

Auditing

To provide oversight of our management activities, we have adopted an auditor system consistent with Japan's Companies Act. A majority of our auditors, 3 out of a total of 5, are outside auditors. Each auditor ensures that internal controls satisfy the requirements of Japan's Companies Act. The term of office of auditors is 4 years, and outside auditors have no vested interests in the Company.

The Internal Auditing Department audits the business operations of the company and major group companies in Japan and overseas.

Auditing of our accounts and financial statements is done by Deloitte Touche Tohmatsu-Japan. There is an ongoing process of exchange of information among this certified public accountant, our auditors, and our Internal Auditing Department in connection with audit planning, implementation, reporting, and follow-up measures.

Remuneration Paid to Directors and Corporate Auditors

	Number at year-end	Payment in fiscal 2008	Remarks
Directors	10	¥779 million	Limit for total monthly compensation: ¥80 million for directors and ¥15 million for auditors
Auditors	5	¥141 million	
Total (Of which outside auditors)	15 (3)	¥920 million (¥42 million)	

Internal controls

Sumitomo Metals consistently strives to improve its internal control systems so as to ensure optimum performance of all activities.

(1) Arrangements for appropriate and efficient implementation of decision-making and supervisory function by the Board of Directors

Sumitomo Metals has adopted the executive officer system in order to clarify responsibility and improve the efficiency of corporate operations. Important managerial issues are first reviewed by the Management Council and presented to the Board for its decision. Candidates for appointment to the Board are screened by the Personnel Committee, which reports to the Board.

(2) Arrangements for management of risk of loss

Sumitomo Metals has established in-house pre-crisis prevention and post-crisis management procedures. With regard to financial risk, we have made arrangements to ensure the reliability of our financial statements, in accordance with the Financial Products Transaction Law.

(3) Arrangements for ensuring business execution to be in conformity with laws and the Articles of Incorporation

The Internal Auditing Department supervises business activities and enhances the Compliance Program.

(4) Arrangements to assure proper activities by Sumitomo Group companies

Sumitomo Metals has established the management system of related companies in order to control group companies (excluding listed companies.)

Dialogues with the Investment Community, Including Shareholders

Sumitomo Metals conducts a wide range of investor relations activities, so that shareholders and other investors can understand actual conditions, policies, and practices of the company.

We supply corporate information needed for investment decision-making in a timely and accurate manner. For example, all important disclosures are made in both Japanese and English at the company's website on the day of their announcement. We endeavor to provide information fairly and widely.

Institutional Investors	Results briefing	Quarterly
	Business briefing	Once a year
	Plant tour	Once a year
	One-on-one meetings	Many
Individual shareholders	Plant tour	(Year) 2008 ▶ 2009 (Tours) 4 ▶ 5 (Participants) 1,250 ▶ 2,000
	Tickets to the J-League football games of Kashima Antlers	(Invitees) Around 5,000
Individual investors	Business briefing	Began in 2009

Organizational Assets: Compliance and Risk Management

Compliance

Compliance is a crucial precondition for sustained existence of a corporation. It is also a significant part of Sumitomo Group's Buisiness Spirit which has been inherited over long history, as expressed as "A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it." Sumitomo Metals strives for enhancing its compliance system based on this business spirit.



Compliance Card

Basic Policy of Sumitomo Metals' Business

Explicitly described about Compliance in "Sumitomo Metals Corporate Code of Conduct"

Organization to Promote Compliance

Compliance Committee

- Submitting a Compliance Pledge
- Providing a Compliance Card to be carried
- Monitoring by auditors
- Providing access to counseling on compliance
- Designating two months a year for reinforcement of compliance
- Establishing and utilizing Compliance Manual
- Offering legal education

Group Companies

Establish a compliance program based on that of Sumitomo Metals

Risk Management

Sumitomo Metals is taking preventive measures against diverse risk potentials and has been well prepared for such risks. At the same time, we have made arrangements to be able to manage company affairs in an integrated fashion in the event of emergency.

Normal Times	Emergency Situations
• Risk Management Conference (twice a year) to identify, evaluate, and establish preventive measures against risks. • Preparation of guidelines for action in the event of a major earthquake; emergency supplies; drills for setting up a recovery headquarters.	• Set up a Crisis Management Committee and responding in an integrated, immediate, and appropriate manner.

Organizational Assets: Board of Directors



Hiroshi Shimozuma
Representative Director
(Chairman)



Hiroshi Tomono
Representative Director
(President)



Fumio Hombe
Representative Director
(Executive Vice President)

Responsible for: Corporate Planning Department, Information System Department, Internal Auditing Department, Treasury Department, Public Relations & Investor Relations Department, Steel Sales & Production Administration Department, Project Development Department, Branch Offices/Overseas Offices, and sales activities in all internal companies



Yasuyuki Tozaki
Director
(Executive Vice President)

Responsible for: Environment Department, Technology & Quality Administration & Planning Department, Blast Furnace Project Department, Intellectual Property Department, Automotive Technology Department, Corporate Research & Development Laboratories, Titanium Business Headquarter, Safety & Technology Department, Engineering and quality-related activities in all internal companies



Yasuo Imai
Director
(Executive Vice President)

President of Pipe & Tube Company

Organizational Assets: Auditors



Shigeru Sakurai
Standing Corporate Auditor



Kitaro Yoshida
Standing Corporate Auditor



Eiji Asada
Corporate Auditor

Certified Public Accountant



Keiichi Murakami
Corporate Auditor

Attorney, Distinguished Visiting Professor of Doshisha University Law School



Toshiro Mutoh
Corporate Auditor

Chairman of Daiwa Institute of Research, Ltd., Visiting Professor of Research Center for Advanced Science and Tecnology at the University of Tokyo

As Corporate Auditors, we verify whether corporate governance is functioning effectively, which is the basis of the company's sustained growth, by auditing the execution of duties by the Directors. At present, there are five Corporate Auditors, comprising two Standing (full-time) Corporate Auditors and three part-time outside Corporate Auditors. We draw up an annual audit plan and carry out audits in accordance with the "Auditing Rules" determined by the Board of Corporate Auditors. We have also been conducting audits focusing on whether decisions made by the Directors are considered reasonable as business judgments. Recently our focus has been on whether the internal control systems that the Company has developed, such as the compliance risk management system, are appropriately established and being used effectively.

We always maintain cooperation with the Internal Auditing Department and communicate timely with the accounting auditor (Deloitte Touche Tohmatsu-Japan.) We exchange opinions and conform our understanding on various issues that include auditing points of concern, important accounting issues, regulatory trend concerning financial accounting, and internal control on financial accounting. We verify the independence and quality of their audits as well as their credibility, and evaluate the appropriateness of auditing methods and results.

Outside Corporate Auditors receive full explanations and reporting on managerial issues from the Standing Corporate Auditors at meetings of the Board of Corporate Auditors. They also can be exposed to useful and informative reporting, discussion, and materials of the meetings of the Board of Directors. In addition, outside Corporate Auditors join with Standing Corporate Auditors in conducting regular interviews with the Directors as well as visits to plants and subsidiaries to conduct audits. Through these procedures, we endeavor to understand business conditions, the current status of the company, and the direction of the group.

Eiji Asada
Outside Corporate Auditor



Syuichiro Kozuka
Director
(Executive Vice President)
Responsible for: General Affairs Department, Legal Department, Personnel & Industrial Relations Department, and Safety & Health Department. General Manager of Osaka Head Office



Yoshinari Ishizuka
Director
(Senior Managing Executive Officer)
Responsible for: Treasury Department, and Public Relations & Investor Relations Department



Mitsunori Okada
Director
(Senior Managing Executive Officer)
President of Railway, Automotive & Machinery Parts Company



Michiharu Takii
Director
(Senior Managing Executive Officer)
Responsible for: Corporate Planning Department, Information System Department, and Internal Auditing Department



Shinichi Miki
Director
(Senior Managing Executive Officer)
President of Steel Sheet, Plate & Structural Steel Company, Bhushan Technical Assistance Department

Organizational Assets: Accounting Auditors



Osami Yoshida
Certified Public Accountant
Deloitte Touche Tohmatsu-Japan



Yukitaka Maruchi
Certified Public Accountant
Deloitte Touche Tohmatsu-Japan



Tsuguo Ito
Certified Public Accountant
Deloitte Touche Tohmatsu-Japan

Based on our mission and duty as Certified Public Accountants (CPA) and our management philosophy that states, "Ensure fairness within our economic society and take the lead in contributing to its development," Deloitte Touche Tohmatsu-Japan is reaffirming its social mission and responsibility and putting the greatest priority on quality in all its operations.

We endeavor to constantly listen to the views of the public and to ensure independence, probably one of the most important principles a CPA should observe. We also endeavor to ensure integrity, an approach that all professionals should naturally have. By observing these principles, we will continue to strive to carry out accurate audits that satisfy the expectations of all stakeholders and work to meet the needs of society.

Corporate Social Responsibility: Utilizing technology to

Providing service to society is at the core of the Sumitomo's Business Spirit.
The Sumitomo Group earnestly addresses environmental issues and has a track record of utilizing technology to resolve problems.
This is an intrinsic quality of Sumitomo Metals – part of our corporate DNA.

1 It is Sumitomo's Tradition to Protect the Environment by Employing our Technological Prowess

1) Sumitomo Metals inherits the Sumitomo tradition of resolving environmental problems by its technological prowess

Back in the 1800s, Sumitomo's copper refinery in Besshi on Shikoku Island produced harmful sulfurous gas to the surrounding areas. In 1913, however, Sumitomo developed technologies that enabled processing of the sulfurous gas to make fertilizer. The use of technology to protect the environment, and to solve environmental problems, is a tradition at Sumitomo.

Harmful sulfurous gas has been processed into useful resources, thanks to new technology.



Air pollution
Pollutant
Into fertilizers

2) Sumitomo Metals Group reduces CO_2 emissions by making our products more eco-friendly

In addition to making efforts at reducing emissions of CO_2 and other compounds or substances that create a high environmental load during our manufacturing activities, our products contribute to our customers' development of eco-friendly products. We are attempting to raise corporate value by contributing to creation of an environmentally sensitive society in various ways, both direct and indirect. Such a manner of approach is inherited from Sumitomo's Business Spirit of 400 years.



Steam Generator (SG) tubes, a core component for nuclear power plants
Hydrogen-storing alloy used for nickel-hydrogen batteries of hybrid vehicles

Hybrid vehicle (above) and nickel-hydrogen battery (below)
(Toyota Motor Corporation)

Sumitomo Metals' products are estimated to reduce our customers' CO_2 emissions by 8 times more than our CO_2 emission in manufacturing processes



(FY2008)
8 times
200 million tons p.a.
CO2 Reduced by Sumitomo Metals' Products
25.1 million tons p.a.
CO2 Generated in Manufacturing Process
0

3) Eco-friendly technology development

We allocate around 80% of R&D expenses of the Corporate Research & Development Laboratories to environment-related research development.


Environmentally-friendly technology development
Other
Research on eco-products (energy-saving, reduction in CO_2 emission) and energy-saving manufacturing processes
Approx. 80%

4) Reduce CO_2 emissions by a blast furnace that utilizes charcoal

The joint venture of the seamless pipe production which is under construction in Brazil, is planning to change the reducing agents in the blast furnace from coke which will be initially used to charcoal made from eucalyptus trees that will be grown and harvested for that purpose under contracts at plantations.

The CO_2 that the eucalyptus trees absorb when growing is projected to be nearly equivalent to the volume of CO_2 emitted from the blast furnace operation. This is expected to result in close to zero net emission of CO_2, representing substantial decrease in net emission of CO_2 compared to a conventional operation with coke.


A furnace that utilizes charcoal CO_2 reduces emissions.
CO_2 absorption
CO_2 emission
Own-forest
Charcoal
Blast furnace

5) World's lowest level of CO_2 emission per ton of crude steel

Our CO_2 emission per ton of crude steel in fiscal 2008 was 20% less than it had been in fiscal 1990. The per-ton amount is at the world's lowest level.


CO_2 emission per ton of crude steel
(Compared to the unit amount in fiscal 1990 as equal to 100)
(%)
110
105
100
95
90
85
80
75
70
0
90
95
00
05
07
08
(FY)

6) The recycle ratio is as high as 98%

Our recycle ratio of by-products generated during manufacturing processes has been 98%.


Recycle Ratio
(%)
100
90
80
70
0
90
95
00
05
07
08
(FY)

Corporate Social Responsibility

Contributing to local communities, in keeping with Sumitomo's Business Spirit

2 Even now we are writing a chapter in our history of silvicultural activites

1) Sumitomo has a history of silvicultural activities that date to early years of Japan's modern period.

Teigo Iba who became a manager of the Besshi Copper Mine in 1894 (and the second Director-General of Sumitomo in 1900) initiated a large-scale planting of trees, for restitution of the mountains that had been damaged by air pollution caused by the copper refinery. This activity has been successful to this day, and the once-damaged mountain slopes are now covered with beautiful trees.

Before afforestation (1881)



(Sumitomo History Museum)


(Tree / day) Per Day Number of Planted Trees
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
※
1893 1895
1900
1905
1910
1915
1920

(Based on data from Sumitomo History Museum) n.a. for 1900

At present



(Sumitomo Forestry Co.)

2) Kamoshika Forest Tree-planting Festival

At the site of what was once the Hachinohe limestone mine, operated by group member Sumimetal Mining, we are sponsoring an annual event which calls for planting a total of 500,000 trees of 30 broadleaf species that are native to the area, such as Konara oak and Mizunara water oak, over a ten-year period. The project was begun in 2005, and on the occasion of the 2009 festival in June, about 1,000 residents and Sumitomo employees joined in planting 11,600 trees. Our history of silvicultural activities thus is continuing.



3 We are highly evaluated outside the company

In June 2008, for the second consecutive year, Sumitomo Metals received a Development Bank of Japan (DBJ) loan based on it being rated at the highest grade in the DBJ's four-grade environmental rating schedule: "companies with particularly impressive environmental programs."
This distinction made it possible for Sumitomo Metals to obtain a loan with preferential conditions.

DBJ 環境格付
2008

4 Contributing to local communities

At each location where we have production activities, we host plant tours for primary and middle school students and adult residents in the community. During fiscal 2008 about 40,000 persons participated in these tours. In these communities we are also active in organizing and supporting clean-up campaigns, sports training events and various volunteer activities including local festivals, as additional aspects of our efforts to make desirable contributions to our communities.
Also, the Kashima Antlers, a professional soccer team, that originated as Sumitomo Metals' own in-house soccer team, is one of the top teams in the professional J League. Sumitomo Metals is supporting the Antlers who helps vitalize Kashima City where our major steel works is located, and its surrounding areas.



Major Financial Indicators (26-Year Data)

Year	Net sales (¥billion)	Operating income (¥billion)	Ordinary income (¥billion)	Net income (¥billion)	Total assets (¥billion)	Debt (¥billion)	Equity ratio (%)	EPS (¥)
1983	1,162	-37	-6	-9	2,223	1,251	13.7	-3.72
1984	1,297	125	41	25	2,268	1,217	14.7	9.65
1985	1,206	74	20	18	2,277	1,314	14.6	6.98
1986	957	-1	-14	-13	2,168	1,334	14.7	-5.21
1987	1,061	74	19	2	2,060	1,174	16.3	1.09
1988	1,223	167	90	58	1,959	999	19.4	20.84
1989	1,805	180	101	39	2,221	977	23.8	13.37
1990	1,815	170	86	54	2,534	1,183	22.3	17.92
1991	1,818	133	46	30	2,673	1,335	21.6	9.96
1992	1,687	75	9	0	2,698	1,412	21.3	0.22
1993	1,222	22	-34	-38	2,285	1,239	23.1	-12.34
1994	1,329	55	-24	-28	2,422	1,371	20.6	-9.20
1995	1,431	104	29	21	2,451	1,369	21.3	6.85
1996	1,457	102	40	26	2,436	1,333	22.2	8.43
1997	1,469	98	40	4	2,493	1,385	21.5	1.28
1998	1,347	12	-64	-69	2,720	1,673	18.5	-20.59
1999	1,424	9	-63	-145	2,774	1,882	12.3	-39.95
2000	1,497	90	23	5	2,733	1,780	13.5	1.61
2001	1,349	40	0	-104	2,433	1,648	11.3	-28.83
2002	1,224	69	41	17	2,122	1,415	15.5	4.36
2003	1,120	93	68	30	2,001	1,171	18.8	6.42
2004	1,236	182	173	110	1,923	885	25.1	23.05
2005	1,552	305	280	221	2,113	679	34.1	46.03
2006	1,602	303	327	226	2,301	717	38.3	47.89
2007	1,744	274	298	180	2,418	883	37.3	39.43
2008	1,844	226	225	97	2,452	990	35.0	20.98

Financial Section

Management's Discussion and Analysis

1. Business Environment in Fiscal 2008 (ended March 31, 2009)

The global economic recession that was triggered by the U.S. financial crisis in late 2008 rocked the global steel market. The industry experienced the first decline in 10 years in world crude steel production, down 1.8% from the previous year to 1,265 million tons, according to the World Steel Association, (formerly the International Iron and Steel Institute.) In Japan, the Japan Iron and Steel Federation reported that domestic crude steel production decreased by 13.2% year-on-year to 105.5 million tons.

In fiscal 2008, Sumitomo Metals' steel business (representing 94.4% of total net sales) saw stable demand for steel products despite a surge in costs of iron, coal, and other raw materials. Such conditions continued up to the third quarter but demand from industries such as automobiles and electrical machinery dropped sharply starting in the fourth quarter. Despite this change, demand for products for which our strength is well established, including seamless pipe and other energy-related high-grade steel products and railway parts, remained relatively stable.

The engineering business (0.6% of net sales) and the electronics business (2.5% of net sales) faced stagnant demand and intensified price competition in a harsh market environment.

2. Operating Results

Japan's steel industry, including Sumitomo Metals, suffered from depressed earnings for about a decade after the bubble burst, from the late 1980's. The Sumitomo Metals Group carried out structural reform of its steel business and withdrew from non-core businesses under its medium-term business plan from fiscal 2002 to 2005. We also paid down excess debts and improved financial stability.

Aided by a worldwide phase of rapid growth in steel demand, Sumitomo Metals' profitability improved greatly since 2003. In addition to our structural reforms, our efforts of continuing technology development and strategic investments even during the period of low profitability of 1990s bore fruit.

Under the medium-term business plan from fiscal 2006 to 2008, we concentrated on delivering measures to "add strength to strength" and "accelerate distinctiveness" with an aim to achieve high profitability. At the same time, we seeked sustained growth that balances quality and scale, by establishing resilient earnings structure that enables us to control downside risks to be caused by economic cycles. By taking firm actions, more resources have been concentrated on our competent areas and financial indicators such as the equity ratio and debt-to-equity ratio have greatly improved in the past ten years.

In fiscal 2008, we absorbed the impact of higher raw material prices by cost reduction and sales improvement. However, a decrease in steel demand caused by the global economic recession from the fourth quarter resulted in recording a decline in earnings from the previous year. On a net sales of ¥1,844 billion yen (up 5.7% versus the previous year), we recorded operating income of ¥226 billion (down 17.6%), ordinary income of ¥225 billion (down 24.3%), and net income of ¥97 billion (down 46.1%.)

Ordinary Income (1966 - 2008)


(¥ billion)
(%)
300
200
100
0
-50
18
12
6
0
-3
Ordinary income (Annual average per period) (Left Scale)
Ordinary Income Margin (Right Scale)
6.2%
3.9%
5.2%
1.1%
5.7%
3.8%
1.4%
5.2%
2.7%
0.7%
0.4%
0.9%
11.0%
16.4%
66~68 69~71 72~74 75~77 78~80 81~83 84~86 87~89 90~92 93~95 96~98 99~01 02~05 06~08
(FY)

1966-1977 Non-consolidated basis; 1978-2008 Consolidated basis

(¥ billion)	Target for FY 2008 Plan under Medium-Term Business Plan (2006-2008)	FY 2008 results (actual)
Net sales	1,620	1,844
Operating income	300	226
Ordinary income	290	225
Net income	180	97
Total assets	2,380	2,452
Debt	680	990
Shareholders' equity	1,070	857
%		
Return on assets	13	9.9

Management's Discussion and Analysis

<Results for fiscal 2008, compared to fiscal 2007>

1) Net Sales

Net sales increased ¥99 billion year on year, or 5.7%, to ¥1,844 billion. The steel business recorded an increase in sales of ¥118 billion, or 7.3%, to ¥1,740 billion, thanks to price adjustment of steel products in response to a rise in raw material costs. Net sales of the engineering business and the electronics business were ¥11 billion (down 24.1% versus the previous year) and ¥45 billion (down 26.4%) respectively.



Net Sales
(¥ billion)
2,000
1,500
1,000
500
0
1,224
1,120
1,236
1,552
1,602
1,744
1,844
02
03
04
05
06
07
08 (FY)

2) Operating Income and Ordinary Income*1

Operating income fell ¥48 billion, or 17.6%, to ¥226 billion, while the operating profit margin deteriorated 3.4 percentage points versus the previous year to 12.3%. Deterioration of ¥320 billion caused by higher purchasing costs of raw materials (net of a negative impact of ¥377 billion from higher raw material prices and a positive impact of ¥57 billion from raw material carry-over*2) was essentially offset by improvement of ¥302 billion in sales and cost improvement of ¥25 billion. However, due to the global economic slowdown, production cuts deteriorated earnings to record a year on year decline.

*1 Ordinary income is an important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating income items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expenses and foreign exchange gain or losses.

*2 Raw material carry-over: Raw materials such as iron ore and coal are procured based on an annual contract price. In fiscal 2008 raw material contract prices increased significantly but we profited from using the remainder of low-priced raw materials procured under fiscal 2007 contracts, a carry-over portion. Thus the cost increase driven by high-priced raw materials under fiscal 2008 contract was felt only after the carry-over portion was used up. In fiscal 2009 the reverse is taking place. The recent significant drop in raw material prices can be enjoyed only after using up a carry-over portion of high-priced raw materials in fiscal 2008.



Contributors to Change in Operating Income
(FY07 to FY08)
(¥ billion)
Operating income
274
-11
Fixed costs
-377
Raw material prices
Raw material costs
(320)
Valuation gain
Raw material carry-over
Improvement in sales
Cost improvement
5
Blast furnace relining
-20
Inventory valuation (lower of cost or market)
-45
Impacts of production cuts
¥48 billion decrease
Operating income
226
0
07
08 (FY)

Ordinary income decreased ¥72 billion, or 24.3%, to ¥225 billion and the ordinary income margin was 12.2%, down 4.9 percentage points from fiscal 2007. In addition to factors that affected operating income, a decrease of ¥20 billion in equity earnings from unconsolidated subsidiaries and associated companies, due to the global recession, had a negative impact.



Contributors to Change in Ordinary Income
(FY07 to FY08)
(¥ billion)
Ordinary income
-12
Fixed costs
-377
Raw material prices
Raw material costs
(320)
Valuation gain
Raw material carry-over
Improvement in sales
Cost improvement
5
Blast furnace relining
-20
Inventory valuation (lower of cost or market)
-45
Impacts of production cuts
-23
Equity in earnings of unconsolidated subsidiaries and associated companies
¥72 billion decrease
Ordinary income
0
07
08 (FY)

(¥billion)

	FY2006	FY2007	FY2008
Interest expense (a)	11	13	14
Interest income (b)	1	1	1
Net interest expense (a-b)	9	12	13
Dividend income	6	5	7
Equity in earnings of unconsolidated subsidiaries and associated companies	41	41	22

3)Other Income (Expenses), Net

Other income (expenses), net amounted to expenses of ¥31 billion, compared to income of ¥6 billion in the previous year.

4)Net Income

Income before taxes and minority interests fell ¥86 billion, or 30.9%, to ¥194 billion. The corporate tax burden was ¥94 billion, ¥1 billion decrease from the previous year. Net income dropped ¥83 billion, or 46.1%, to ¥97 billion, while earnings per share (EPS) decreased from ¥39.43 in fiscal 2007 to ¥20.98 in fiscal 2008.

	FY2006	FY2007	FY2008
EPS (Yen)	47.89	39.43	20.98

<Results for fiscal 2007, compared to fiscal 2006>

1) Net Sales

Net sales increased ¥141 billion year on year, or 8.9%, to ¥1,744 billion. The steel business recorded an increase in sales of ¥133 billion, or 9.0%, to ¥1,622 billion, supported by, in addition to overall revision of selling prices, sales growth at the Pipe & Tube Company primarily due to higher sales prices for seamless pipe. Net sales of the engineering business and the electronics business were ¥15 billion (up 42.7% versus the pervious year) and ¥61 billion (up 3.8%) respectively.

2) Operating Income and Ordinary Income

Operating income fell ¥29 billion, or 9.7%, to ¥274 billion, while the operating income margin deteriorated 3.2 percentage points to 15.7%. Major factors include a ¥104 billion deterioration caused by higher raw material prices and a ¥96 billion improvement in sales. Excluding a ¥16 billion increase in depreciation as a result of tax reform and a one-time ¥5 billion impact that resulted from relining of a blast furnace, actual deterioration in operating income was small.

Contributors to Change in Operating Income (FY06 to FY07)



(¥ billion)
¥29 billion decrease
Operating income
-16
Tax reform
-5
Blast furnace relining
-5
Foreign exchange fluctuation
Increase in fixed costs
-18
-104
Raw material prices
282
(Operating profit ex. one-time factors)
7
Valuation gain
Selling price adjustment, other
Cost improvement
15
Operating income
303
274
0
06
07(FY)

Ordinary income decreased ¥29.4 billion, or 9.0%, to ¥298 billion and the ordinary income margin was 17.1%, down 3.3 percentage points from fiscal 2006. In addition to a ¥21 billion decrease in operating income caused by regulatory and temporary factors, a tax recognition at SUMCO CORPORATION, an equity-method affiliated company, also had a negative impact of ¥9 billion. Excluding this total impact of ¥30 billion, we achieved almost the same level of profit as in the previous year.

Contributors to Change in Recurring Profit (FY06 to FY07)



(¥ billion)
¥29 billion decrease
Ordinary income
-16
Tax reform
-5
Blast furnace replacement
SUMCO tax recognition
-9
-5
Foreign exchange fluctuation
Increase in fixed costs
-20
Raw material prices
-104
297
(Recurring profit ex. one-time factors)
7
Valuation gain
9
Equity in earnings of unconsolidated subsidiaries and associated companies
Selling price adjustment, other
Cost improvement
15
Ordinary income
327
298
0
06
07(FY)

3) Other Income (Expenses), Net

Other income (expenses), net decreased ¥31 billion to ¥6 billion.

4) Net Income

Income before taxes and minority interests fell ¥60.4 billion, or 17.7%, to ¥281 billion. The corporate tax burden decreased ¥15 billion from the previous year, reflecting a decrease in pretax income. Net income fell ¥46 billion, or 20.4%, to ¥180 billion, while earnings per share (EPS) decreased from ¥47.89 in fiscal 2006 to ¥39.43 in fiscal 2007.

3. Financial Position

1) Assets

As of March 31, 2009, total assets were ¥2,452 billion, ¥34 billion higher than at the end of the previous fiscal year. Current assets rose ¥59 billion to ¥737 billion, mainly due to an increase in inventories associated with a rise in raw material costs. Fixed assets, on the other hand, decreased ¥25 billion to ¥1,715 billion from a year ago. While property, plant and equipment increased as we implemented capital expenditures to accelerate distinctiveness, investment and other assets decreased due to a decline in value of investment securities, including those in unconsolidated subsidiaries and associated companies.

2) Liabilities and Equity

Total liabilities rose ¥79 billion to ¥1,548 billion. Debt* increased ¥106 billion to ¥990 billion, due to funding needs associated with our proactive capital spending toward an accelerated distinctiveness.

Shareholders' equity decreased ¥44 billion to ¥857 billion. Total equity which then combined shareholders' equity with minority interests decreased ¥44 billion to ¥904 billion. The decrease in total equity was primarily caused by a decrease of ¥94 billion in valuation and translation adjustments stemming from a fall in the market value of investment securities, which was only partially offset by an increase of ¥50 billion in shareholders' equity that was caused mainly by an increase in retained earnings. As a result, the equity ratio slightly deteriorated from 37.3% in the previous year to 35.0%.

Major Indicators Regarding Financial Position

	FY2006	FY2007	FY2008
		¥ billion	
Short-term borrowings (a)	289	279	271
Long-term debt, less current portion(b)	470	631	755
Obligation to return collateral under security loan agreement (c)	10	–	–
Lease obligation	32	27	36
Total debt balance (a+b-c-d)	717	883	990
Shareholders' equity	880	901	857
Total assets	2,301	2,418	2,452
		%	
Equity ratio (%)	38.3	37.3	35.0
ROA	15.4	13.2	9.9
ROE	28.3	20.3	11.1
		Times	
Debt-equity ratio	0.82	0.98	1.15

Note: Definition and calculation of each indicator are provided on pages 7 and 8.

3) Off-Balance Sheet Arrangements

The Group's major off-balance sheet transactions include contingent liabilities that mainly consist of obligation to repurchase factored trade receivables, in addition to long-term leases for computers, vehicles and other items.

4. Sources of Fund and Maintenance of Liquidity

1) Fund Procurement Policy

The Sumitomo Metals Group's funding activities emphasize a balance between stability and low costs. In addition to the establishment of commitment lines of credit with major banks to maintain liquidity, the group works to improve the efficiency of funds, including efficiency at consolidated subsidiaries, by operating a shared cash management system, in use since fiscal 2001. Sumitomo Metals' long-term debt was rated AA- with a stable outlook and its short-term debt was rated J-1+ with a stable outlook by Japan Credit Rating, Ltd. (as of the end of August 2009).

2) Cash Flow

Net cash provided by operating activities decreased ¥39 billion to ¥190 billion. This was mainly attributable to a decrease in income before income taxes and minority interests, which was caused by the global economic recession since the fourth quarter of fiscal 2008. Net cash used in investing activities amounted to ¥214 billion, reflecting capital expenditures aimed at accelerating distinctiveness. Free cash flow, the amount of operating cash flow less investment cash flow, was a net payment of ¥24 billion. Net cash provided by financing activities was ¥52 billion, due to debt procurement and other items. In sum, cash and cash equivalents at the end of fiscal 2008 stood at ¥42 billion, up ¥26 billion from the end of the previous year.

Debt to Cash Flow Ratio; Interest Coverage Ratio


(Times)
30
25
20
15
10
5
0
02
03
04
05
06
07
08 (FY)
6.7
9.5
15.0
24.8
14.9
16.7
13.3
9.4
5.5
3.3
2.2
4.4
4.0
5.4
Interest coverage ratio
Debt to cash flow ratio

Interest coverage ratio= Operating cash flow / Interest expense
Debt to cash flow ratio= Debt balance / Operating cash flow after interest payment

5. Capital Expenditures

Capital expenditures on property, plant and equipment (construction base) decreased ¥20 billion year on year to ¥158 billion (¥152 billion in the steel business, ¥1 billion in the electronics business, and ¥4 billion in other businesses.)

During fiscal 2008, for the iron & steel making process, we made an investment in construction of the new No. 1 blast furnace at the Wakayama Steel Works. With regard to the pipe & tube business, we invested in adding capacities for the super high-end seamless pipe and steam generator (SG) tubes for nuclear power plants. At the railway, automotive & machinery parts business, major investments included an increase in production capacity for railway wheels.

Capital Expenditures and Depreciation


(¥ billion)
200
150
100
50
0
50
91
67
78
60
79
82
75
135
72
178
102
158
109
02
03
04
05
06
07
08 (FY)
Capital expenditures on property, plant, and equipment (construction base)
Depreciation of property, plant, and equipment

< Major Investments >

(¥ billion)

Segment	Target	Details	Investment Amount	Timeline
Iron & Steel- making Process	An annual capacity of 5 million tons at Wakayama Steel Works	1st step <Construction of a new No.1 blast furnace, etc. included in the project>	160.0 <118.0>	Started operation in July 2009
		2nd step (Construction of a new No.2 blast furnace, reinforcement of steel making facilities, etc.)	115.0	Scheduled to commence operation in second half of FY 2012
Raw Materials	Acquisition of interest in an iron ore mining operation	Equity participation in Nacional Minerios S.A. in Brazil	19.1	Participated in December 2008
Pipe & Tube	Expand production capacity of super high-end seamless pipe products	Capacity increase of pipe-production mill and secondary line	35.0	Started operation in July 2008
	Expand production capacity of steam generator tubes for nuclear power plants	Remodeling of a production line, capacity increase of packaging equipment	2.3	Started operation in October 2008
	Enhance competitiveness of seamless pipe premium joint business	Merged VAM USA, (a joint venture for the manufacture of premium joints) with Atlas Bradford	8.0	Merged in February 2009
	Deepen cooperative relationship with Vallourec	Mutual equity investments with Vallourec	12.0	Scheduled to complete by the end of December 2009
	Establish a manufacturing hub for seamless pipe in Brazil	Establishment of a joint venture with Vallourec Group for integrated seamless pipe manufacturing	*200.0	Scheduled to commence operation in 2010
	Expand production capacity of ultra-high-strength line pipes	Equipment improvement at the plate mill and large-diameter pipe mill	10.0	Scheduled to begin operation in March 2011
Steel Sheet, Plate & Structural Steel	Strengthen relationship with a partner in the steel sheet sector in India	Participation in an integrated steel works project of Bhushan Steel Limited in India	(Technical Assistance)	–
	Establish manufacturing/sales hub of steel sheet in Vietnam	Establishment of a joint venture for production and sales of cold-rolled steel sheet, electromagnetic steel sheet and hot-dip galvanized steel sheet with China Steel	*115.0	Scheduled to commence operation in 2012
Railway, Automotive & Machinery Parts	Expand capacity to produce railway wheels	Renovation of heat treatment furnace	2.0	Started operation in April 2008
	Enter the crankshaft machining business	Acquisition, with Sumitomo Corporation, of a crankshaft machining company, Norton Manufacturing Company Inc., in the U.S.	1.5	Completed in November 2008
	Expand forged crankshaft business in North America	Introduction of 3rd forging line at International Crankshaft Inc.	4.5	Started operation in January 2009
	Establish manufacturing/sales hub of forged crankshaft in India	Establishment of a joint venture with Amtek Auto Limited of India.	*1.0	Scheduled to establish in fiscal 2009
Specialty Steel	Enhance competitiveness of steel bars at Sumitomo Metals (Kokura), Ltd.	Renewal of finishing roll equipment for steel bars	2.0	Started operation in August 2009
	Achieve steel-making process innovation at Sumitomo Metals (Kokura), Ltd.	Introduction of new refining furnace, continuous casting mill and other facilities	27.0	Scheduled to commence operation in August 2010

*Total investment amount with joint venture partners.

6. Research and Development Activities

Sumitomo Metals highly values R&D activities. Based on the strategy to "add strength to strength" and "accelerate distinctiveness," our technology development, manufacturing, and sales departments work in an integrated manner. We are channeling research resources into strategic areas, focusing on elemental technologies, and utilizing external research resources, with the objectives of raising corporate value and enriching technology assets.

Seeking the number one position in customer evaluation, we are tailoring R&D to customer needs, by providing high-performance materials, application technologies that match customer needs, and solutions to customers. Furthermore, we are developing eco-friendly technologies with a focus on products and manufacturing processes that can contribute to energy savings or reduction in CO_2 emission. In fiscal 2008, research and development expenses totaled ¥22 billion.

7. Profit Distribution to Shareholders (Dividend Policy)

Profits generated from operations are first used to investments that raise corporate value. Our investment criteria are to accelerate distinctiveness and to provide a return that exceeds the cost of capital, in order to help create corporate value.

Return generated from such investments is to be distributed to shareholders and other stakeholders. Our basic policy is to pay a stable dividend.

Regarding financial leverage, our medium- and long-term targeted debt-to-equity ratio is below 1.0.

Principles of Capital Policy

Use of cash	① Invest to create corporate value ② Return to shareholders
Investment standard	① Balanced growth in quality and scale ② Accelerating distinctiveness ③ Return exceeding cost of capital
Return to shareholders	Maintain stable dividend
Financial leverage	Medium- and long-term targeted debt-to-equity ratio of less than 1.0

In fiscal 2008, we achieved a certain level of net income while financial conditions remained stable. Given our policy of stable dividend, we maintained a per-share dividend of ¥10, the same amount as in the previous year.

	FY2006	FY2007	FY2008
Per-share dividend (¥)	8.00	10.00	10.00

8. Outlook for Fiscal 2009 ending March 31, 2010

In fiscal 2009, Sumitomo Metals is targeting consolidated net sales of ¥1,340 billion, breakeven in operating income, ordinary loss of ¥40 billion, and net loss of ¥45 billion. Break down of ordinary loss of ¥40 billion is loss of ¥70 billion in the first half and income of ¥30 billion in the second half. In the first half, we are expecting ordinary loss mainly due to a decrease in steel sales volume and lower prices of steel products. If we, however , exclude excluding temporary negative factors such as raw material carry-over* and valuation loss of inventories caused by a decline in raw material prices, we expect to maintain profitability. (As of the end of August 2009.)

Facing such a challenging environment, we are working to further curb costs, including scrutinizing capital expenditures, and to maintain our financial stability. Now that our production lines are not operating at full capacity, this is also a good opportunity to carry out large-scale maintenance work, conduct on-site manufacturing trials utilizing idle equipment, and raise the levels of skill of our employees. We will therefore implement measures to "tune our machinery and sharpen our skills."

We firmly believe in a medium- to long-term growth in global steel demand. We will not deviate from our medium-to long-term policies. We will execute measures with an aim to raise corporate value.

*Raw material carry-over: Please see page 55 for details.

9. Operational Risks

Risk considerations in respect of operations and other matters concerning the Sumitomo Metals Group include changes in raw material prices, product selling prices, and a range of other factors. These risks could greatly influence the decision-making of investors. Conscious of such risks, we are taking steps to be prepared with a combination of preventive and reactive measures.

① Changes in supply and demand for steel
② Changes in raw material prices
③ Fluctuation in foreign exchange rates
④ Changes in fund procurement conditions
⑤ Changes in the value of investment securities
⑥ Retirement benefit liabilities
⑦ Changes in laws and regulations
⑧ Changes in environmental laws and regulations
⑨ Changes in management of business partners
⑩ Defects in products and services
⑪ Accidents
⑫ Disputes and litigation
⑬ Breach of compliance
⑭ Deterioration in competitiveness
⑮ Changes in political and economical systems and regiulations
⑯ Natural disasters and conflicts

Consolidated Balance Sheets

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries as of March 31, 2009 and 2008

Assets	As of	Millions of yen		Thousands of U.S. dollars (Note 1)
		2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Current assets:				
Cash and time deposits (Note 3)		¥ 41,056	¥ 16,733	$ 417,963
Notes and accounts receivable (Note 17) -				
Trade		135,805	175,145	1,382,521
Other		20,111	18,448	204,736
		155,916	193,593	1,587,257
Allowance for doubtful accounts		(1,087)	(203)	(11,070)
		154,829	193,390	1,576,187
Inventories (Note 5)		510,250	438,802	5,194,437
Deferred tax assets (Note 13)		18,762	18,965	191,002
Prepaid expenses and other (Notes 3 and 4)		12,466	9,874	126,902
Total current assets		737,363	677,764	7,506,491
Property, plant and equipment (Notes 7 and 8):				
Land (Note 6)		341,477	345,579	3,476,303
Buildings and structures		732,566	718,275	7,457,659
Machinery and equipment		2,219,253	2,170,430	22,592,414
Construction in progress		153,098	106,721	1,558,572
Total		3,446,394	3,341,005	35,084,948
Accumulated depreciation		(2,313,187)	(2,234,821)	(23,548,682)
Net property, plant and equipment		1,133,207	1,106,184	11,536,266
Investments and other assets:				
Investment securities (Note 4)		235,612	337,064	2,398,573
Investments in unconsolidated subsidiaries and associated companies		282,888	267,031	2,879,858
Deferred tax assets (Note 13)		42,520	9,321	432,859
Other assets		21,204	21,990	215,859
Allowance for doubtful accounts		(259)	(1,044)	(2,632)
Total investments and other assets		581,965	634,362	5,924,517
Total		¥2,452,535	¥ 2,418,310	$ 24,967,274

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries as of March 31, 2009 and 2008

Liabilities and Equity	Millions of yen 2008 As of March 31, 2009	Millions of yen 2007 March 31, 2008	Thousands of U.S. dollars (Note 1) 2008 March 31, 2009
Current liabilities:			
Short-term borrowings (Note 8)	¥ 165,855	¥ 189,051	$ 1,688,439
Current portion of long-term debt (Note 8)	105,537	90,597	1,074,390
Notes and accounts payable (Notes 8 and 17) -			
Trade	313,707	331,846	3,193,597
Other	24,444	5,224	248,849
	338,151	337,070	3,442,446
Income taxes payable	36,842	52,087	375,058
Deferred tax liabilities (Note 13)	276	202	2,806
Other current liabilities	97,309	112,896	990,613
Total current liabilities	743,970	781,903	7,573,752
Long-term liabilities:			
Long-term debt (Note 8)	755,204	631,357	7,688,118
Liability for employees' retirement benefits (Note 9)	22,510	24,976	229,159
Liability for rebuilding furnaces	226	224	2,299
Deferred tax liabilities (Note 13)	4,505	7,849	45,866
Deferred tax liabilities on land revaluation (Note 6)	6,919	6,976	70,437
Other long-term liabilities	14,830	15,722	150,971
Total long-term liabilities	804,194	687,104	8,186,850
Commitments and Contingent Liabilities (Notes 15, 16 and 18)			
Equity (Notes 10 and 20):			
Common stock, authorized 10,000,000,000 shares in 2008 and 2007; issued, 4,805,974,238 shares in 2008 and 2007;	262,072	262,072	2,667,946
Capital surplus	61,830	61,830	629,438
Retained earnings	680,808	630,063	6,930,746
Unrealized gain (loss) on available-for-sale securities	(41,543)	35,404	(422,912)
Deferred loss on derivatives under hedge accounting	(691)	(1,162)	(7,034)
Land revaluation surplus (Note 6)	11,834	11,561	120,471
Foreign currency translation adjustments	(26,084)	(7,611)	(265,538)
Treasury stock, at cost 167,882,514 shares in 2008 and 167,067,695 shares in 2007	(90,529)	(90,211)	(921,598)
Total	857,697	901,946	8,731,519
Minority interests	46,674	47,357	475,153
Total equity	904,371	949,303	9,206,672
Total	¥2,452,535	¥ 2,418,310	$24,967,274

Consolidated Statements of Income

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2009 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 1)
For the years ended	**2008 March 31, 2009**	2007 March 31, 2008	**2008 March 31, 2009**
Net sales (Notes 17 and 19)	**¥1,844,422**	¥1,744,573	**$18,776,570**
Cost of sales (Notes 14, 17 and 19)	**1,481,158**	1,329,563	**15,078,473**
Gross profit	**363,264**	415,010	**3,698,097**
Selling, general and administrative expenses (Note 14)	**137,212**	140,613	**1,396,844**
Operating profit (Note 19)	**226,052**	274,397	**2,301,253**
Other income (expenses):			
Interest and dividend income	**9,139**	6,573	**93,032**
Interest expense	**(14,577)**	(13,466)	**(148,400)**
Equity in earnings of unconsolidated subsidiaries and associated companies	**22,180**	41,919	**225,795**
Foreign exchange gains (losses)	**(5,798)**	216	**(59,021)**
Impairment loss on fixed assets (Notes 7 and 19)	**(11,144)**	(6,438)	**(113,451)**
Loss on disposal and sales of property, plant and equipment (Note 11)	**(8,363)**	(21,679)	**(85,140)**
Loss on devaluation of investment securities	**(16,776)**		**(170,785)**
Environmental expenses	**(3,356)**		**(34,161)**
Gain on sales of investment securities		6,904	
Loss on compensation for completed construction (Note 12)		(6,200)	
Other, net	**(2,897)**	(927)	**(29,483)**
Other income (expenses), net	**(31,592)**	6,902	**(321,614)**
Income before income taxes and minority interests	**194,460**	281,299	**1,979,639**
Income taxes (Note 13):			
Current	**(82,038)**	(88,055)	**(835,166)**
Deferred	**(12,839)**	(8,365)	**(130,703)**
Total income taxes	**(94,877)**	(96,420)	**(965,869)**
Minority interests	**(2,255)**	(4,331)	**(22,955)**
Net income	**¥ 97,328**	¥ 180,548	**$ 990,815**

	Yen		U.S. dollars (Note 1)
For the years ended	**2008 March 31, 2009**	2007 March 31, 2008	**2008 March 31, 2009**
Per share of common stock (Note 2(r)):			
Basic net income	**¥ 20.98**	¥ 39.43	**$ 0.21**
Cash dividends applicable to the year	**10.00**	10.00	**0.10**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2009 and 2008

	Thousands	Millions of yen										
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain (loss) on available-for-sale securities	Deferred loss on derivatives under hedge accounting	Land revaluation surplus	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, April 1, 2007 ...	4,640,524	¥262,072	¥61,897	¥490,523	¥122,826	¥ (541)	¥ 16,804	¥ (1,349)	¥ (71,425)	¥880,807	¥ 43,991	¥924,798
Cash dividends, ¥9.50 per share				(43,598)						(43,598)		(43,598)
Net income				180,548						180,548		180,548
Purchase of treasury stock	(97,738)								(70,768)	(70,768)		(70,768)
Disposal of treasury stock	96,121		(67)	(2,221)					51,982	49,694		49,694
Reversal of land revaluation surplus				4,811						4,811		4,811
Net change in the year ...					(87,422)	(621)	(5,243)	(6,262)		(99,548)	3,366	(96,182)
Balance, March 31, 2008	4,638,907	262,072	61,830	630,063	35,404	(1,162)	11,561	(7,611)	(90,211)	901,946	47,357	949,303
Cash dividends, ¥10.00 per share				**(46,386)**						**(46,386)**		**(46,386)**
Net income				**97,328**						**97,328**		**97,328**
Change of scope consolidation				**(279)**						**(279)**		**(279)**
Purchase of treasury stock	**(815)**								**(318)**	**(318)**		**(318)**
Reversal of land revaluation surplus ...				**82**						**82**		**82**
Net change in the year ...					**(76,947)**	**471**	**273**	**(18,473)**		**(94,676)**	**(683)**	**(95,359)**
Balance, March 31, 2009	**4,638,092**	**¥262,072**	**¥61,830**	**¥680,808**	**¥(41,543)**	**¥ (691)**	**¥ 11,834**	**¥(26,084)**	**¥(90,529)**	**¥857,697**	**¥ 46,674**	**¥904,371**

	Thousands of U.S.dollars (Note 1)										
	Common stock	Capital surplus	Retained earnings	Unrealized gain (loss) on available-for-sale securities	Deferred loss on derivatives under hedge accounting	Land revaluation surplus	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, April 1, 2008..................	$2,667,946	$629,438	$6,414,163	$ 360,417	$(11,831)	$117,695	$ (77,483)	$(918,360)	$9,181,985	$ 482,100	$9,664,085
Cash dividends,¥10.00 per share ...			(472,222)						(472,222)		(472,222)
Net income			990,815						990,815		990,815
Change of scope consolidation			(2,842)						(2,842)		(2,842)
Purchase of treasury stock............								(3,238)	(3,238)		(3,238)
Reversal of land revaluation surplus			832						832		832
Net change in the year				(783,329)	4,797	2,776	(188,055)		(963,811)	(6,947)	(970,758)
Balance, March 31, 2009	**$2,667,946**	**$629,438**	**$6,930,746**	**$(422,912)**	**$ (7,034)**	**$120,471**	**$(265,538)**	**$(921,598)**	**$8,731,519**	**$ 475,153**	**$9,206,672**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2009 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 1)
For the years ended	2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Operating activities:			
Income before income taxes and minority interests	¥ 194,460	¥ 281,299	$ 1,979,639
Adjustments for:			
Income taxes paid	(96,261)	(96,872)	(979,954)
Depreciation and amortization	110,897	103,620	1,128,949
Allowance for doubtful accounts	845	95	8,603
Liability for employees' retirement benefits	(2,477)	(2,967)	(25,219)
Liability for rebuilding furnaces	2	(4,035)	16
Interest and dividend income	(9,139)	(6,573)	(93,032)
Interest expense	14,577	13,466	148,400
Equity in earnings of unconsolidated subsidiaries and associated companies	(22,180)	(41,919)	(225,795)
Impairment loss on fixed assets	11,144	6,438	113,451
Loss on devaluation of investment securities	16,776		170,785
Environmental expenses	3,356		34,161
Gain on sales of investment securities		(6,904)	
Loss on compensation for completed construction		6,200	
Changes in assets and liabilities-			
Decrease in receivables	35,193	40,019	358,268
Increase in inventories	(77,950)	(52,552)	(793,548)
Increase (decrease) in payables	(14,781)	798	(150,471)
Other, net	26,121	(10,070)	265,913
Net cash provided by operating activities	190,583	230,043	1,940,166
Investing activities:			
Acquisition of property, plant, equipment and other assets	(177,686)	(166,199)	(1,808,875)
Purchase of securities for investment purposes	(48,864)	(156,626)	(497,446)
Increase in investments in capital	(15,794)	(6,930)	(160,784)
Loans made	(3,462)	(4,846)	(35,243)
Collections of loans	8,802	18,601	89,604
Interest and dividends received	23,837	16,186	242,661
Other, net	(1,810)	25,498	(18,427)
Net cash used in investing activities	(214,977)	(274,316)	(2,188,510)
Financing activities:			
Increase (decrease) in short-term borrowings, net	(22,707)	44,127	(231,165)
Proceeds from long-term debt	227,947	236,562	2,320,549
Repayments of long-term debt	(90,590)	(142,732)	(922,225)
Interest paid	(14,353)	(13,788)	(146,112)
Purchase of treasury stock	(318)	(70,773)	(3,238)
Dividends paid	(46,389)	(43,601)	(472,252)
Other, net	(966)	38,957	(9,837)
Net cash provided by financing activities	52,624	48,752	535,720
Foreign currency translation adjustments on cash and cash equivalents	(2,212)	(830)	(22,505)
Net increase in cash and cash equivalents	26,018	3,649	264,871
Increase in cash and cash equivalents resulting from change of scope of consolidation	284		2,891
Increase in cash and cash equivalents resulting from merger of subsidiaries	8		80
Cash and cash equivalents at beginning of year	16,670	13,021	169,701
Cash and cash equivalents at end of year (Note 3)	¥ 42,980	¥ 16,670	$ 437,543

See Notes to Consolidated Financial Statements.

01. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the FY2007 (ended March 31, 2008) financial statements to conform to the classifications used in FY2008 (ended March 31, 2009).

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Sumitomo Metals is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥98.23 to $1, the prevailing exchange rate at March 31, 2009. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

02. Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2009 include the accounts of Sumitomo Metals and its 73 significant (71 in 2008) subsidiaries (together, the "Group"). Under the control or influence concept, those companies in which Sumitomo Metals, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in one (one in 2008) unconsolidated subsidiary and 35 (33 in 2008) associated companies are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized principally over a period of 5 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

(c) Inventories

Prior to April 1, 2008, inventories were stated at cost, determined by the average method. In July 2006, the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories". This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses.

The Group applied this new accounting standard for measurement of inventories since April 1, 2008. The effect of this change was to decrease operating income and income before income taxes and minority interests by ¥20,415 million ($207,832 thousand) for the year ended March 31, 2009.

Also refer to the section of segment information for this impact of the change to the Group's segment information.

(d) Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment except for leased assets of Sumitomo Metals and its consolidated domestic subsidiaries is computed substantially by the declining-balance method at rates based on the usage of the assets over the estimated useful lives of the assets, while the straight-line method is applied to the buildings of Sumitomo Metals and its domestic subsidiaries, and all property, plant and equipment of consolidated overseas subsidiaries.

Depreciation of finance leases that deem to transfer ownership of the leased property to the lessee is the same, while depreciation of other finance leases is straight-line method which depreciate the residual value up to zero over the period of leases.

The useful lives are principally 31 years for buildings and structures and 14 years for machinery and equipment.

Sumitomo Metals and its domestic subsidiaries changed its estimation of useful lives of certain assets by reference to the revision of corporate tax act and depreciate the assets with the revised useful lives since April 1, 2008. The effect of this change was to decrease operating income and income before income taxes and minority interests by ¥3,048 million ($31,025 thousand).

Also refer to the section of segment information for this impact of the change to the Group's segment information.

(f) Long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

(g) Stock and bond issue cost

Stock and bond issue costs are charged to income as incurred.

(h) Employees' retirement benefits

Sumitomo Metals and its domestic subsidiaries account for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

(i) Liability for rebuilding furnaces

Blast furnaces and hot blast stoves, including related machinery and equipment, require periodic repairs and replacement of substantial components. A liability for rebuilding furnaces is provided for the estimated future costs of such work based on past experience.

(j) Revenue recognition for long-term construction contracts

Sales and related costs of long-term construction contracts (for which the term is longer than one year and the contract amount is over ¥100 million) were accounted for by the percentage-of-completion method.

(k) Research and development costs
Research and development costs are charged to expenses as incurred.

(l) Leases
In March 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the previous accounting standard for lease transactions issued in June 1993.

Under the previous accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee were to be capitalized. However, other finance leases were permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions should be capitalized to recognize lease assets and lease obligations in the balance sheet.

Sumitomo Metals and its domestic subsidiaries applied the revised accounting standard since April 1, 2008.

The effect of this change to the consolidated financial statements was immaterial.

However, Sumitomo Metals and its domestic subsidiaries accounted for finance leases which existed at the transition date and do not transfer ownership of the leased property to the lessee as operating lease transactions, because the revised accounting standard permits to do so.

All other leases are accounted for as operating leases.

(m) Consumption taxes
Consumption tax generally withheld upon sales, as well as that paid for purchases of goods or services, is recorded as a liability or an asset, and is excluded from the relevant revenue, costs or expenses.

(n) Income taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax acts to the temporary differences.

(o) Foreign currency transactions
All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statement of income to the extent that they are not hedged by forward exchange contracts.

(p) Foreign currency financial statements
Prior to April 1, 2008, the balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the consolidated foreign subsidiaries' balance sheet date except for equity, which is translated at the historical exchange rate. Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity.

The Group changed the procedure of translating the consolidated foreign subsidiaries' revenue and expense into Japanese yen. Prior to this change, the revenue and expense were translated into yen at the current exchange rate as of the balance sheet date. The Group, however, changed it to translate the revenue and expense at the average exchange rates of the consolidated foreign subsidiaries' fiscal year since April 1, 2008. This change was made because differences between the exchange rate of balance sheet date and the average exchange rate of fiscal year became significant, and also because the importance of consolidated foreign subsidiaries to the Group has increased. In order to present the consolidated foreign subsidiaries' financial results more appropriately, the Group changed to use the average exchange rates.

The effect of this change was to increase net sales by ¥6,119 million ($62,297 thousand), operating profit by ¥622 million ($6,327 thousand) and income before income taxes and minority interests by ¥2,195 million ($22,347 thousand) for the year ended March 31, 2009.

Also refer to the section of segment information for this impact of the change to the Group's segment information.

(q) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, interest rate swaps, currency swaps and others are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not hold derivatives for trading or speculation purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: 1) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statement of income and 2) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales are measured at the fair value and the unrealized gains or losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains or losses are deferred until the underlying transactions are completed.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

(r) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants. Diluted net income per share in FY 2008 (ended March 31, 2009) and FY 2007 (ended March 31, 2008) is not applicable since there were no residual securities with diluting effects.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

(s) Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

In May 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". PITF No.18 prescribes: (1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, (2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States of America tentatively may be used for the consolidation process, (3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material: (1) amortization of goodwill; (2) scheduled amortization of actuarial gain or loss of pensions that has been directly recorded in the equity; (3) expensing capitalized development costs of R&D; (4) cancellation of the fair value model accounting for property, plant, and equipment and investment properties and incorporation of the cost model accounting; (5) recording the prior years' effects of changes in accounting policies in the income statement where retrospective adjustments to financial statements have been incorporated; and (6) exclusion of minority interests from net income, if contained.

The Group applied this accounting standard since April 1, 2008. There was no effect of this change.

(t) New accounting pronouncements

Business Combinations

On December 26, 2008, the ASBJ issued a revised accounting standard for business combinations, ASBJ Statement No.21, "Accounting Standard for Business Combinations." Major accounting changes under the revised accounting standard are as follows;

(1) The current accounting standard for business combinations allows companies to apply the pooling of interests method of accounting when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. The revised standard requires to account for such business combination by the purchase method and the pooling of interests method of accounting is no longer allowed.

(2) The current accounting standard accounts for the research and development costs to be charged to income as incurred. Under the revised standard, an in-process research and development (IPR&D) acquired by the business combination is capitalized as an intangible asset.

(3) The current accounting standard accounts for a bargain purchase gain (negative goodwill) to be systematically amortized within 20 years. Under the revised standard, the acquirer recognizes a bargain purchase gain in profit or loss on the acquisition date after reassessing whether it has correctly identified all of the assets acquired and all of the liabilities assumed with a review of such procedures used.

This standard is applicable to business combinations undertaken on or after April 1, 2010 with early adoption permitted for fiscal years beginning on or after April 1, 2009.

Unification of Accounting Policies Applied to Foreign Associated Companies for the Equity Method

The current accounting standard requires to unify accounting policies within the consolidation group. However, the current guidance allows to apply the equity method for the financial statements of its foreign associated company which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions without unification of accounting policies.

On December 26, 2008, the ASBJ issued ASBJ Statement No.16 (Revised 2008), "Revised Accounting Standard for Equity Method of Accounting for Investments". The new standard requires adjustments to be made to conform the associate's accounting policies for similar transactions and events under similar circumstances to those of the parent company when the associate's financial statements are used in applying the equity method unless it is impractible to determine adjustments. In addition, financial statements prepared by foreign associated companies in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used in applying the equity method if the following items are adjusted so that net income is accounted for in accordance with Japanese GAAP unless they are not material: (1) amortization of goodwill; (2) scheduled amortization of actuarial gain or loss of pensions that has been directly recorded in the equity; (3) expensing capitalized development costs of R&D; (4) cancellation of the fair value model accounting for property, plant, and equipment and investment properties and incorporation of the cost model accounting; (5) recording the prior years' effects of changes in accounting policies in the income statement where retrospective adjustments to the financial statements have been incorporated; and (6) exclusion of minority interests from net income, if contained.

This standard is applicable to equity method of accounting for investments effective on or after April 1, 2010 with early adoption permitted for fiscal years beginning on or after April 1, 2009.

Asset Retirement Obligations

On March 31, 2008, the ASBJ published a new accounting standard for asset retirement obligations, ASBJ Statement No.18 "Accounting Standard for Asset Retirement Obligations" and ASBJ Guidance No.21 "Guidance on Accounting Standard for Asset Retirement Obligations". Under this accounting standard, an asset retirement obligation is defined as a legal obligation imposed either by law or contract that results from the acquisition, construction, development and the normal operation of a tangible fixed asset and is associated with the retirement of such tangible fixed asset.

The asset retirement obligation is recognized as the sum of the discounted cash flows required for the future asset retirement and is recorded in the period in which the obligation is incurred if a reasonable estimate can be made. If a reasonable estimate of the asset retirement obligation cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when a reasonable estimate of asset retirement obligation can be made. Upon initial recognition of a liability for an asset retirement obligation, an asset retirement cost is capitalized by increasing the carrying amount of the related fixed asset by the amount of the liability. The asset retirement cost is subsequently allocated to expense through depreciation over the remaining useful life of the asset. Over time, the liability is accreted to its present value each period. Any subsequent revisions to the timing or the amount of the original estimate of undiscounted cash flows are reflected as an increase or a decrease in the carrying amount of the liability and the capitalized amount of the related asset retirement cost. This standard is effective for fiscal years beginning on or after April 1, 2010 with early adoption permitted for fiscal years beginning on or before March 31, 2010.

Construction Contracts

Under the current Japanese GAAP, either the completed-contract method or the percentage-of-completion method is permitted to account for construction contracts. In December 2007, the ASBJ issued a new accounting standard for construction contracts. Under this new accounting standard, the construction revenue and construction costs should be recognized by the percentage-of-completion method, if the outcome of a construction contract can be estimated reliably. When total construction revenue, total construction costs and the stage of completion of the contract at the balance sheet date can be reliably measured, the outcome of a construction contract can be estimated reliably. If the outcome of a construction contract cannot be reliably estimated, the completed-contract method shall be applied. When it is probable that total construction costs will exceed total construction revenue, an estimated loss on the contract should be immediately recognized by providing for loss on construction contracts. This standard is applicable to construction contracts and software development contracts and effective for fiscal years beginning on or after April 1, 2009 with early adoption permitted for fiscal years beginning on or before March 31, 2009 but after December 27, 2007.

03. Reconciliation to Cash and Cash Equivalents

The reconciliation of cash and time deposits in the balance sheets to cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2009 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
As of	**March 31, 2009**	March 31, 2008	**March 31, 2009**
Cash and time deposits per the balance sheets	**¥ 41,056**	¥ 16,733	**$ 417,963**
Time deposits with original maturities of more than three months	**(76)**	(63)	**(780)**
Short-term investment which become due within three months of the date of acquisition	**2,000**		**20,360**
Cash and cash equivalents per the consolidated statements of cash flows	**¥ 42,980**	¥ 16,670	**$ 437,543**

04. Marketable and Investment Securities

The carrying amounts and aggregate fair values of marketable and investment securities as of March 31, 2009 and 2008 were as follows:

2008 **As of March 31, 2009**	Millions of yen Cost	 Unrealized gains	 Unrealized losses	 Fair value
Non-current assets:				
Securities classified as:				
Available-for-sale:				
Equity securities	**¥ 259,401**	**¥ 15,744**	**¥ 88,523**	**¥ 186,622**

2007 As of March 31, 2008	Millions of yen Cost	 Unrealized gains	 Unrealized losses	 Fair value
Non-current assets:				
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 265,960	¥ 57,854	¥ 7,007	¥ 316,807

2008 **As of March 31, 2009**	Thousands of U.S. dollars Cost	 Unrealized gains	 Unrealized losses	 Fair value
Non-current assets:				
Securities classified as:				
Available-for-sale:				
Equity securities	**$2,640,750**	**$ 160,275**	**$ 901,181**	**$1,899,844**

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2009 and 2008 were as follows:

	Carrying amount Millions of yen		Thousands of U.S. dollars
As of	**2008** **March 31, 2009**	2007 March 31, 2008	**2008** **March 31, 2009**
Current assets:			
Available-for-sale:			
Other	**¥ 300**		**$ 3,054**
Total	**¥ 300**		**$ 3,054**
Non-current assets:			
Available-for-sale:			
Equity securities	**¥ 48,790**	¥ 19,957	**$ 496,693**
Other	**200**	300	**2,036**
Total	**¥ 48,990**	¥ 20,257	**$ 498,729**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2009 and 2008 were ¥257 million ($2,611 thousand) and ¥8,410 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥156 million ($1,592 thousand) for the year ended March 31, 2009, and gross realized gains and losses on these sales were ¥7,871 million and ¥51 million, respectively, for the year ended March 31, 2008.

05. Inventories

Inventories as of March 31, 2009 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Merchandise and finished goods	¥ 208,713	¥ 190,409	$2,124,739
Work in process	37,279	39,369	379,504
Raw materials and supplies	264,258	209,024	2,690,194
Total	¥ 510,250	¥ 438,802	$5,194,437

06. Land Revaluation

Under the "Law of Land Revaluation", certain consolidated subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity. There was no effect on the statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. The reversal of land revaluation surplus is charged directly to retained earnings in equity when the revaluated land is sold or impaired. As at March 31, 2009 and 2008, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥6,279 million ($63,925 thousand) and ¥6,482 million, respectively.

07. Long-lived Assets

The Group reviewed its long-lived assets for impairment as of March 31, 2009 and 2008. Each company is categorized as a cash-generating unit to which assets of Sumitomo Metals belong. To compute the present value of future cash flows, the discount rate (weighted average cost of capital: 12% and 6%, respectively) of Sumitomo Metals was used.

The Group recognized an impairment loss of ¥11,144 million ($113,451 thousand) for the year ended March 31, 2009 and ¥6,438 million for the year ended March 31, 2008 as other expenses. The loss for the year ended March 31, 2009 was resulted from the impairment of certain operating assets and certain idle immovable estates and the loss for the year ended March 31, 2008 was resulted from the impairment of certain rental assets and an idle immovable estate. The components of impairment losses for the years ended March 31, 2009 and 2008, were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Buildings and structures	¥ 5,904		$ 60,105
Machinery and equipment	2,323		23,646
Land	1,567	¥ 6,438	15,952
Other	1,350		13,748
Total	¥ 11,144	¥ 6,438	$ 113,451

08. Short-term Borrowings and Long-term Debt

Short-term borrowings as of March 31, 2009 and 2008 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Bank loans, with an average interest at 1.1% and 1.3% as of March 31, 2009 and 2008, respectively	¥ 165,855	¥ 170,051	$1,688,439
Commercial Paper with an average interest at 0.6% as of March 31, 2008		19,000	
Total	¥ 165,855	¥ 189,051	$1,688,439

Long-term debt as of March 31, 2009 and 2008 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Loans, principally from banks and insurance companies, with interest principally at 1.5%, due through 2024	¥ 639,503	¥ 528,679	$6,510,264
0.84% to 3.07% yen bonds, due through 2019	184,652	164,659	1,879,793
Lease obligations, with interest principally at 1.3%, due through 2014	36,586	27,116	372,451
Floating rate yen bonds, due 2008		1,500	
	860,741	721,954	8,762,508
Less current portion	(105,537)	(90,597)	(1,074,390)
Long-term debt, less current portion	¥ 755,204	¥ 631,357	$7,688,118

The annual maturities of long-term debt as of March 31, 2009, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2010	¥ 105,537	$1,074,390
2011	144,486	1,470,893
2012	160,694	1,635,893
2013	128,508	1,308,233
2014	169,823	1,728,834
2015 and thereafter	151,693	1,544,265
Total	¥ 860,741	$8,762,508

The carrying amounts of assets pledged as collateral for short-term borrowings of ¥200 million ($2,036 thousand) and long-term debt of ¥2,131 million ($21,691 thousand) and notes and accounts payable of ¥1,880 million ($19,140 thousand) as of March 31, 2009, were as follows:

	Millions of yen	Thousands of U.S. dollars
Property, plant and equipment	¥ 17,034	$ 173,409
Total	¥ 17,034	$ 173,409

09. Employees' Retirement Benefits

Employees whose service with Sumitomo Metals and certain consolidated subsidiaries is terminated are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service, and conditions under which the termination occurs. They consist of a lump-sum retirement payment plan, a tax-qualified pension scheme and a defined contribution pension. In certain cases, the employee is entitled to greater payment. The funds for the annuity payments are entrusted to an outside trustee.

The liability for employees' retirement benefits as of March 31, 2009 and 2008 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Projected benefit obligation	¥ 192,453	¥ 200,108	$ 1,959,207
Fair value of plan assets	(124,848)	(161,205)	(1,270,980)
Unrecognized actuarial loss	(47,739)	(16,812)	(485,987)
Unrecognized prior service cost	46	(65)	470
Net liability	19,912	22,026	202,710
Prepaid pension costs	2,598	2,950	26,449
Liability for employees' retirement benefits	¥ 22,510	¥ 24,976	$ 229,159

The components of net periodic benefit costs for the years ended March 31, 2009 and 2008, were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	2008 March 31, 2009	2007 March 31, 2008	2008 March 31, 2009
Service cost	¥ 8,126	¥ 7,175	$ 82,721
Interest cost	2,942	3,053	29,946
Expected return on plan assets	(1,818)	(2,010)	(18,508)
Recognized actuarial loss	4,370	3,327	44,492
Amortization of prior service cost	392	1	3,992
Net periodic benefit costs	¥ 14,012	¥ 11,546	$ 142,643

In addition to the costs above, greater payment of ¥364 million ($3,705 thousand) was accounted for the year ended March 31, 2009, and ¥305 million for the year ended March 31, 2008, respectively. Payments for defined contribution pension plans for the year ended March 31, 2009, were ¥2,520 million ($25,656 thousand) and for the year ended March 31, 2008, were ¥2,163 million.

Assumptions used for the years ended March 31, 2009 and 2008 were mainly set forth as follows:

For the years ended	2008 March 31, 2009	2007 March 31, 2008
Discount rate	1.5%	1.5%
Expected rate of return on plan assets	1.5%	1.5%
Amortization period of prior service cost	one year	12 years
Recognition period of actuarial gain/loss	11 years	11 years

10. Equity

Since May 1, 2006, Japanese companies have been subject to the Companies Act of Japan (the "Companies Act"). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends, except for dividends in kind (non-cash assets,) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. Sumitomo Metals meets all the above criteria. The Companies Act permits companies to distribute dividends in kind to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company stipulated so. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases, decreases and transfer of common stock, reserve and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Companies Act also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock to be purchased cannot exceed the amount available for distribution to the shareholders and the amount is determined by specific formula. Under the Companies Act, stock acquisition rights are presented as a separate component of equity. The Companies Act also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

11. Loss on Disposal and Sales of Property, Plant and Equipment

There was no significant loss on disposal and sales of property, plant and equipment for the year ended March 31, 2009.

A loss of ¥21,679 million for the year ended March 31, 2008, mainly consisted of loss on disposal of machinery and equipment on No.2 Blast Furnace of Sumitomo Metals (at Kashima Steel Works) and loss on disposal of machinery and equipment of consolidated subsidiary.

12. Loss on compensation for completed construction

There was no loss on compensation for completed construction for the year ended March 31, 2009.

A loss of ¥6,200 million for the year ended March 31, 2008, resulted from the entrusted operation on a certain completed construction.

13. Income Taxes

Sumitomo Metals and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for the years ended March 31, 2009 and 2008.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities as of March 31, 2009 and 2008, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
As of	**March 31, 2009**	March 31, 2008	**March 31, 2009**
Deferred tax assets:			
Fixed assets, inventories and other assets	**¥ 32,895**	¥ 24,938	**$ 334,876**
Net unrealized loss on available-for-sale securities	**31,344**		**319,086**
Employees' retirement benefits	**17,563**	19,857	**178,798**
Other	**30,929**	26,791	**314,857**
Valuation allowance	**(34,085)**	(12,203)	**(346,989)**
Deferred tax assets	**¥ 78,646**	¥ 59,383	**$ 800,628**
Deferred tax liabilities:			
Net unrealized gain on available-for-sale securities		¥ (18,336)	
Reserve of the Special Taxation Measures Law of Japan	**¥ (10,031)**	(9,400)	**$ (102,117)**
Employees' retirement benefit trusts	**(7,199)**	(7,199)	**(73,289)**
Other	**(4,915)**	(4,213)	**(50,033)**
Deferred tax liabilities	**¥ (22,145)**	¥ (39,148)	**$ (225,439)**
Net deferred tax assets	**¥ 56,501**	¥ 20,235	**$ 575,189**

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2009 and 2008, were as follows:

	2008	2007
For the years ended	**March 31, 2009**	March 31, 2008
Normal effective statutory tax rate	**40.6%**	40.6%
Valuation allowance	**11.3**	(0.7)
Equity in earnings of unconsolidated subsidiaries and associated companies	**(4.6)**	(6.1)
Other, net	**1.5**	0.5
Actual effective tax rate	**48.8%**	34.3%

14. Research and Development Costs

Research and development costs charged to expenses for the years ended March 31, 2009 and 2008, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
For the years ended	**March 31, 2009**	March 31, 2008	**March 31, 2009**
Research and development costs	**¥ 22,121**	¥ 20,103	**$ 225,191**

15. Leases

a) Finance leases as lessee

The Group leases certain machinery, vehicles, software and other assets.

As mentioned in "02 Summary of Significant Accounting Policies," Sumitomo Metals and its domestic subsidiaries accounted for leases which existed at the transition date and do not transfer ownership of the leased property to the lessee as operating lease transactions.

Pro forma information of leased property, which principally consists of equipment, on an "as if capitalized" basis for the years ended March 31, 2009 and 2008, were as follows:

	Millions of yen						Thousands of U.S. dollars		
	2008			2007			**2008**		
	For the year ended March 31, 2009			For the year ended March 31, 2008			**For the year ended March 31, 2009**		
	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total
Acquisition cost	¥ 7,391	¥ 297	¥ 7,688	¥ 9,869	¥ 343	¥ 10,212	$ 75,242	$ 3,027	$ 78,269
Less accumulated depreciation	4,260	170	4,430	5,061	156	5,217	43,365	1,732	45,097
Net leased property ...	¥ 3,131	¥ 127	¥ 3,258	¥ 4,808	¥ 187	¥ 4,995	$ 31,877	$ 1,295	$ 33,172
Depreciation expense...			¥ 1,481			¥ 1,860			$ 15,074

The total lease payment and obligation under finance leases for the years ended March 31, 2009 and 2008, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
For the years ended	**March 31, 2009**	March 31, 2008	**March 31, 2009**
Total lease payment	¥ **1,481**	¥ 1,860	$ **15,074**
Obligation at March 31,			
Due within one year	¥ **1,227**	¥ 1,653	$ **12,492**
Due after one year	**2,031**	3,342	**20,680**
Total obligation	¥ **3,258**	¥ 4,995	$ **33,172**

The imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

(b) Operating leases as lessee

The minimum rental commitments under noncancellable operating leases as of March 31, 2009 and 2008, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
As of	**March 31, 2009**	March 31, 2008	**March 31, 2009**
Obligation at March 31,			
Due within one year	¥ **2,143**	¥ 1,183	$ **21,812**
Due after one year	**2,986**	4,737	**30,399**
Total obligation	¥ **5,129**	¥ 5,920	$ **52,211**

16. Derivatives

The Group enters into derivative financial instruments including foreign exchange forward contracts, interest rate swaps, interest rate cap and currency swaps.

The purposes of using those derivatives are to minimize interest payments on financing activities and to hedge market risks associated with interest rate and foreign exchange rate fluctuations.

The Group does not hold derivatives for trading or speculation purposes. Derivatives are subject to market and credit risks.

Since the Group restricts their application of derivatives not to exceed their monetary assets and liabilities, the Group does not anticipate any significant losses arising from market risks.

The Group also does not anticipate any losses resulting from credit risks because the counterparties of their derivatives are limited to major financial institutions with high credibility. Derivatives transactions are made in accordance with internal regulations which determine the authorization and credit limit amount.

The Group had the following derivatives contracts outstanding as of March 31, 2009 and 2008.

	Millions of yen					
	2008 As of March 31, 2009			2007 As of March 31, 2008		
	Contract or notional principal	Fair value	Net unrealized gain(loss)	Contract or notional principal	Fair value	Net unrealized gain(loss)
Foreign currency forward contracts:						
Selling US$				¥ 6,599	¥ 5,956	¥ 643
Buying US$	**¥ 2,797**	**¥ 2,944**	**¥ 147**	5,085	4,878	(207)
Interest rate swaps:						
Floating-rate receipt, fixed-rate payment	**21,000**	**(877)**	**(877)**			

	Thousands of U.S. dollars		
	2008 As of March 31, 2009		
	Contract or notional principal	Fair value	Net unrealized gain(loss)
Foreign currency forward contracts:			
Buying US$	**$ 28,471**	**$ 29,971**	**$ 1,500**
Interest rate swaps:			
Floating-rate receipt, fixed-rate payment	**213,784**	**(8,929)**	**(8,929)**

The contract or notional principal of derivatives, which is shown in the above table, do not represent the amounts exchanged by the parties and does not measure the Group's exposure to credit or market risk.

Derivatives which qualify for hedge accounting for the years ended March 31, 2009 and 2008, are excluded from the disclosure of fair value information.

17. Related Party Disclosures

Sumikin Bussan Corporation coordinates the sales of Sumitomo Metals' products and the purchasing of Sumitomo Metals' raw materials.

Sumitomo Metals owns 38.5% of the shares of Sumikin Bussan Corporation and one corporate auditor of Sumikin Bussan Corporation concurrently serves both Sumitomo Metals and Sumikin Bussan Corporation.

The significant transactions required to be disclosed with Sumikin Bussan Corporation for the years ended March 31, 2009 and 2008 were as follows:

For the years ended	Millions of yen 2008 March 31, 2009	Millions of yen 2007 March 31, 2008	Thousands of U.S. dollars 2008 March 31, 2009
Sale of steel and related products	¥ 167,317	¥ 172,930	$1,703,319
Purchase of raw material and steel products	8,167	257,310	83,145
Trade accounts receivable	7,068	8,917	71,958
Trade accounts payable	54,793	57,208	557,806

For the fiscal year ended March 31, 2009, transactions which were eliminated during the course of preparing consolidated financial statements are not disclosed in accordance with the ASBJ Statement No.11, "Accounting Standard for Related Party Disclosures" and the ASBJ Guidance No.13, "Guidance on Accounting Standard for Related Party Disclosures," which became effective for fiscal year beginning on or after April 1, 2008.

18. Contingent Liabilities

Contingent liabilities as of March 31, 2009, were as follows:

	Millions of yen	Thousands of U.S. dollars
Guarantees and items of a similar nature:		
Unconsolidated subsidiaries and associated companies	¥ 298	$ 3,038
Other	716	7,292
Obligation to repurchase transferred receivables under certain conditions	5,866	59,714

19. Segment Information

Information about industry segments and sales to foreign customers for the years ended March 31, 2009 and 2008, was as follows, (geographic segments information is not provided because more than 90% of sales are transacted in Japan):

(a) Industry segments

	Millions of yen					
	2008 For the year ended March 31, 2009					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,740,795	¥ 11,679	¥ 45,351	¥ 46,597		¥ 1,844,422
Intersegment sales	2,500	16		20,043	¥ (22,559)	
Total sales	1,743,295	11,695	45,351	66,640	(22,559)	1,844,422
Cost of sales and operating expenses	1,512,453	11,925	49,974	66,558	(22,540)	1,618,370
Operating profit (loss)	¥ 230,842	¥ (230)	¥ (4,623)	¥ 82	¥ (19)	¥ 226,052
Assets	¥1,944,610	¥ 6,730	¥117,735	¥419,824	¥ (36,364)	¥ 2,452,535
Depreciation	103,884	9	3,726	3,278		110,897
Impairment loss on fixed assets	1,196		9,948			11,144
Capital expenditures	153,931	26	1,761	4,556		160,274

	Millions of yen					
	2007					
	For the year ended March 31, 2008					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,622,368	¥ 15,394	¥ 61,631	¥ 45,180		¥1,744,573
Intersegment sales	2,536			22,602	¥ (25,138)	
Total sales	1,624,904	15,394	61,631	67,782	(25,138)	1,744,573
Cost of sales and operating expenses	1,355,867	15,236	61,866	61,968	(24,761)	1,470,176
Operating profit (loss)	¥ 269,037	¥ 158	¥ (235)	¥ 5,814	¥ (377)	¥ 274,397
Assets	¥1,818,095	¥ 8,933	¥151,815	¥364,012	¥ 75,455	¥2,418,310
Depreciation	96,519	7	4,229	2,865		103,620
Impairment loss on fixed assets				6,438		6,438
Capital expenditures	173,497	11	3,692	3,561		180,761

	Thousands of U.S. dollars					
	2008					
	For the year ended March 31, 2009					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	**$17,721,617**	**$118,896**	**$ 461,681**	**$ 474,376**		**$18,776,570**
Intersegment sales	**25,453**	**166**		**204,037**	**$(229,656)**	
Total sales	**17,747,070**	**119,062**	**461,681**	**678,413**	**(229,656)**	**18,776,570**
Cost of sales and operating expenses	**15,397,055**	**121,401**	**508,740**	**677,578**	**(229,457)**	**16,475,317**
Operating profit (loss)	**$ 2,350,015**	**$ (2,339)**	**$ (47,059)**	**$ 835**	**$ (199)**	**$ 2,301,253**
Assets	**$19,796,497**	**$ 68,514**	**$1,198,560**	**$4,273,897**	**$(370,194)**	**$24,967,274**
Depreciation	**1,057,555**	**88**	**37,932**	**33,374**		**1,128,949**
Impairment loss on fixed assets	**12,179**		**101,272**			**113,451**
Capital expenditures	**1,567,043**	**262**	**17,923**	**46,391**		**1,631,619**

Note:

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipe	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, electric power supply, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, thermal plant and pipeline engineering, sale of limestone, etc.
Engineering		Steel bridge, steel structure for civil engineering, etc.
Electronics		Electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

(1) Inventories

As mentioned in "02 Summary of Significant Accounting Policies," Sumitomo Metals and its domestic subsidiaries applied ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories" on and after April 1, 2008.

The effect of this change was to increased cost of sales and operating expenses by ¥16,446 million ($167,421 thousand) for the Steel segment, ¥1,107 million ($11,265 thousand) for the Electronics segment and ¥2,862 million ($29,146 thousand) for the Other segment. As a result, operating profit decreased (loss increased) by the same amount in each segment.

(2) Foreign currency financial statements

As mentioned in "02 Summary of Significant Accounting Policies," The Group changed the procedure of translating the consolidated foreign subsidiaries' revenue and expense into Japanese yen. Prior to this change, the revenue and expense were translated into yen at the current exchange rate as of the balance sheet date. The Group, however, changed it to translate the revenue and expense at the average exchange rates of the consolidated foreign subsidiaries' fiscal year since April 1, 2008. The effect of this change was to increased net sales by ¥4,840 million ($49,279 thousand) for the Steel segment, ¥1,279 million ($13,018 thousand) for the Electronics segment and increased cost of sales and operating expenses by ¥4,264 million ($43,408 thousand) for the Steel segment, ¥1,234 million ($12,562 thousand) for the Electronics segment and increased operating profit by ¥577 million ($5,871 thousand) for the Steel segment, ¥45 million ($456 thousand) for the Electronics segment.

(3) Property, plant and equipment

As mentioned in "02 Summary of Significant Accounting Policies," Sumitomo Metals and its domestic subsidiaries changed its estimation of useful lives of certain assets by reference to the revision of corporate tax act and depreciate the assets with the revised useful lives since April 1, 2008.

The effect of this change was to increased cost of sales and operating expenses by ¥2,941 million ($29,943 thousand) for the Steel segment, ¥0 million ($2 thousand) for the Engineering segment, ¥41 million ($415 thousand) for the Electronics segment, ¥66 million ($665 thousand) for the Other segment.

As a result, operating profit decreased by the same amount in each segment.

(b) Sales to foreign customers

	Millions of yen		Thousands of U.S. dollars
For the years ended	**2008 March 31, 2009**	2007 March 31, 2008	**2008 March 31, 2009**
Asia	**¥ 574,734**	¥ 517,860	**$5,850,903**
Other	**200,185**	194,531	**2,037,923**
	¥ 774,919	¥ 712,391	**$7,888,826**

20. Subsequent Event

Appropriation of retained earnings

The following appropriation of retained earnings as of March 31, 2009 was resolved at the Board of Directors held on May 12, 2009:

	Millions of yen	Thousands of U.S. dollars
Dividends, ¥5.00 ($0.05) per share	**¥ 23,190**	**$ 236,083**

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sumitomo Metal Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") and consolidated subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of Sumitomo Metals' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sumitomo Metals and consolidated subsidiaries as of March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 19, 2009

Member of
Deloitte Touche Tohmatsu

Investor Information (As of March 31, 2009)

Corporate Data

Company Name: Sumitomo Metal Industries, Ltd.
Incorporated: July 1949
Employees: 7,084
Fiscal year: April 1 — March 31
Paid-in Capital: ¥262,072,369,221

Annual General Shareholders Meeting: June
Shareholder Record Date
for the Year: March 31
for the Interim Period: September 30


Osaka Head Office


Tokyo Head Office

Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.
1-8-11 Harumi, Chuo-ku Tokyo 104-6111, Japan
Tel: +81-3-4416-6111 E-mail: ir@sumitomometals.co.jp
Website: http://www.sumitomometals.co.jp/e/

Stock Information

Stock Code:	5405
Shares Authorized:	10 billion shares
Shares Issued:	4,805,974,238 shares (including 167,591,500 treasury shares)
Trading Unit:	1,000 shares
Administrator of Register of Shareholders:	Stock Transfer Agency Department, The Sumitomo Trust and Banking Co., Ltd. 4-5-33 Kitahama, Chuo-ku, Osaka 540-8639, Japan
(Mailing Address):	Stock Transfer Agency Department, The Sumitomo Trust and Banking Co., Ltd. 1-10 Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan
(Phone Inquiries):	0120-176-417* *Toll-free number for domestic phone calls only Inquiries from overseas: +81-42-351-2225
American Depositary Receipts:	The Bank of New York Mellon 101 Barclay Street, New York, NY 10286, U.S.A. Toll-free number (U.S.A.): 888-269-2377 Inquiries from outside U.S.A.: +1-866-680-6825
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Principal Shareholders (As of March 31, 2009)

Sumitomo Corporation	458,326	9.88
Nippon Steel Corporation	451,761	9.74
Japan Trustee Services Bank, Ltd. (account in trust)	207,716	4.48
Japan Trustee Services Bank, Ltd. (account in trust 4G)	192,324	4.15
The Master Trust Bank of Japan, Ltd. (account in trust)	151,958	3.28
Kobe Steel, Ltd	112,565	2.43
Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)	90,315	1.95
Nippon Life Insurance Company	88,919	1.92
Mitsui Sumitomo Insurance Company, Limited	68,206	1.47
Japan Trustee Services Bank, Ltd. (account in trust retirement)	55,000	1.19
	1,877,091	40.47

Notes: 1. Ownership as a % of total issued shares is calculated with treasury stock being subtracted from the total number of issued shares.

2. The 90,315 thousand shares registered in the name of Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.) are owned beneficially by Sumitomo Mitsui Banking Corporation and held as a retirement benefit trust by Japan Trustee Services Bank, Ltd. Sumitomo Mitsui Banking Corporation holds the right to direct the voting of these shares. Sumitomo Mitsui Banking Corporation holds 28,090 thousand shares (0.61% of total issued shares) in addition to those described above.

3. The 55,000 thousand shares registered in the name of Japan Trustee Services Bank, Ltd. are owned beneficially by The Sumitomo Trust and Banking Corporation and held as a retirement benefit trust by Japan Trustee Services Bank, Ltd. The Sumitomo Trust and Banking Corporation holds the right to direct the voting of these shares.

Share Ownership by Group

(As of March 31, 2009)



17.3%
28.1%
23.1%
31.5%

- Financial institutions
- Other corporations
- Individual investors, etc.
- Foreign investors

* Excluding treasury stock.

Sumitomo Metals' Share Price on the Tokyo Stock Exchange



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Sumitomo Metal Industries, Ltd.
http://www.sumitomometals.co.jp/

